                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-60178

PROSPECTUS SUPPLEMENT
TO PROSPECTUS DATED JULY 13, 2001

                         [FLEMING COMPANIES, INC. LOGO]


                                  $150,000,000

                             FLEMING COMPANIES, INC.

              5.25% Convertible Senior Subordinated Notes Due 2009 Shares of Common Stock Issuable Upon Conversion of the Notes

        This prospectus supplement relates to the resale by the selling securityholders of 5.25% Convertible Senior Subordinated Notes of Fleming Companies, Inc. and the shares of common stock, par value $2.50 per share, of Fleming Companies, Inc. issuable upon conversion of the notes.

   This prospectus supplement should be read in conjunction with the prospectus dated July 13, 2001.

   The following table sets forth information concerning beneficial ownership of the notes of the selling securityholders as listed below. This table supplements the information provided in the prospectus dated July 13, 2001. All information concerning beneficial ownership has been furnished by the selling securityholders.

                                                   PRINCIPAL AMOUNT
                                                       OF NOTES         PERCENTAGE        NUMBER OF            PERCENTAGE OF
                                                  BENEFICIALLY OWNED     OF NOTES       CONVERSION SHARES       COMMON STOCK
NAME                                              AND OFFERED HEREBY    OUTSTANDING    THAT MAY BE SOLD(1)     OUTSTANDING(2)
----                                              ------------------    -----------    -------------------     --------------
Arkansas Teachers Retirement.................          $3,244,000.00      2.16%               107,169               *
BNP Paribas Equity Strategies, SNC (3).......         $31,266,000.00     20.84%             1,032,904             2.30%
Baptist Health of South Florida..............            $444,000.00        *                  14,668               *
Bear, Stearns & Co. Inc. (4).................          $1,000,000.00        *                  33,036               *
Boston Museum of Fine Art....................             $35,000.00        *                   1,156               *
Delta Air Lines Master Trust (5).............            $225,000.00        *                   7,433               *
Deutsche Banc Alex. Brown Inc. (6)...........             $2,700,000      1.80%                89,197               *
Engineers Joint Pension Fund.................            $405,000.00        *                  13,380               *
Enterprise Convertible Securities Fund.......            $132,000.00        *                   4,361               *
Innovest Finanzdienstleistungs...............            $450,000.00        *                  14,866               *
KD Offshore Fund CV..........................          $1,000,000.00        *                  33,036               *
Kellner, Dileo & Co..........................          $1,000,000.00        *                  33,036               *
Lumbermens...................................            $422,000.00        *                  13,941               *
Motion Picture Industry......................            $470,000.00        *                  15,527               *
New York Life Insurance Company..............          $4,300,000.00      2.87%               124,055               *
New York Life Insurance and
  Annuity Corporation........................            $700,000.00        *                  23,125               *
Nicholas Applegate Convertible Fund..........          $1,238,000.00        *                  40,899               *
Physicians Life..............................            $320,000.00        *                  10,572               *
Quattro Fund, Ltd............................          $2,000,000.00      1.33%                66,072               *
San Diego City Retirement....................            $776,000.00        *                  25,636               *
San Diego County Convertible.................          $1,562,000.00      1.04%                51,602               *
Screen Actors Guild..........................            $429,000.00        *                  14,172               *
Wake Forest University.......................            $618,000.00        *                  20,416               *
Writers Guild................................            $254,000.00        *                   8,391               *

                                                   PRINCIPAL AMOUNT
                                                       OF NOTES         PERCENTAGE        NUMBER OF            PERCENTAGE OF
                                                  BENEFICIALLY OWNED     OF NOTES       CONVERSION SHARES       COMMON STOCK
NAME                                              AND OFFERED HEREBY    OUTSTANDING    THAT MAY BE SOLD(1)     OUTSTANDING(2)
----                                              ------------------    -----------    -------------------     --------------

Wyoming State Treasurer......................            $866,000.00        *                  28,609               *

-----------
*   Less than one percent of Notes or common stock outstanding, as applicable.

(1) Consists of shares of common stock issuable upon conversion of the notes, assuming a conversion price of $30.27 and a cash payment in lieu of any fraction share interest. The conversion price is subject to adjustment as described in the prospectus under "Description of Notes -- Conversion Rights."

(2) Calculated based on Rule 13d-3(d)(i) under the Securities Exchange Act of 1934 using 43,817,882 shares of common stock outstanding as of May 18, 2001. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's notes. However, we did not assume the conversion of any other holder's notes.

(3) BNP Paribas Equity Strategies, SNC disclosed to us in its selling securityholder notice and questionnaire that it also beneficially owns 31,483 shares of our common stock in addition to its beneficial ownership of the shares of common stock issuable upon conversion of its notes.

(4) Bear, Stearns & Co. Inc. disclosed to us in its selling securityholder notice and questionnaire that it is a broker-dealer and was joint lead managing underwriter in the private offering of the notes.

(5) Beneficial ownership information concerning Delta Air Lines Master Trust replaces the beneficial ownership information listed in the prospectus.

(6) Deutsche Banc Alex. Brown Inc. is a broker-dealer and was joint lead managing underwriter in the private offering of the notes.

    The prospectus, together with this prospectus supplement, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the notes and our common stock issuable upon conversion of the notes. All references in the prospectus to "this prospectus" are hereby amended to read "this prospectus (as supplemented and amended)."

    INVESTING IN THE NOTES AND THE COMMON STOCK ISSUABLE UPON THEIR CONVERSION INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THE PROSPECTUS.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The date of this prospectus supplement is September 6, 2001.

PROSPECTUS



                         [FLEMING COMPANIES, INC. LOGO]



                                  $150,000,000

                             FLEMING COMPANIES, INC.

              5.25% Convertible Senior Subordinated Notes Due 2009 Shares of Common Stock Issuable Upon Conversion of the Notes

    In March 2001, we issued and sold $150,000,000 aggregate principal amount of our 5.25% Convertible Senior Subordinated Notes due 2009 in a private offering. This prospectus will be used by selling securityholders to resell the Notes and the common stock issuable upon conversion of the Notes. Interest on the Notes is payable in arrears on March 15 and September 15 of each year, beginning on September 15, 2001. The Notes mature on March 15, 2009 unless earlier converted or redeemed. The Notes are unsecured and rank junior to our existing and future senior indebtedness.

    The holders of the Notes may convert all or any portion of a note in multiples of $1,000 into our common stock at a conversion price of $30.27 per share, subject to adjustment in certain events. Our common stock is traded on the New York Stock Exchange under the symbol "FLM." On July 9, 2001, the last reported sale price for our common stock on the New York Stock Exchange was $36.10 per share.

    Prior to March 22, 2004, we may not redeem the Notes. Beginning March 22, 2004, we may redeem all or a portion of the Notes if the closing price of our common stock exceeds 120% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the redemption notice. Holders of the Notes may also require us to repurchase the Notes upon a change of control, as defined in the indenture governing the Notes, at 100% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. You can find a more extensive description of the Notes, as well as a list of the prices at which the Notes may be redeemed, under the heading "Description of Notes" beginning on page 15.

    We will not receive any proceeds from the sale by the selling securityholders of the Notes or the common stock issuable upon conversion of the Notes. Other than selling commissions and fees and stock transfer taxes, we will pay all expenses of the registration and sale of the Notes and the common stock.

    INVESTING IN THE NOTES AND THE COMMON STOCK ISSUABLE UPON THEIR CONVERSION INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this prospectus is July 13, 2001.

                                ----------------

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS..........................    i
PROSPECTUS SUMMARY.......................................................    1
RISK FACTORS.............................................................    5
RATIO OF EARNINGS TO FIXED CHARGES.......................................   12
USE OF PROCEEDS..........................................................   12
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY..........................   12
CAPITALIZATION...........................................................   13
DESCRIPTION OF OTHER INDEBTEDNESS........................................   14
DESCRIPTION OF NOTES.....................................................   15
DESCRIPTION OF CAPITAL STOCK.............................................   26
SELLING SECURITYHOLDERS..................................................   28
PLAN OF DISTRIBUTION.....................................................   30
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS.................   32
LEGAL MATTERS............................................................   37
INDEPENDENT AUDITORS.....................................................   37
INCORPORATION BY REFERENCE...............................................   37
WHERE YOU CAN FIND MORE INFORMATION......................................   38

    We have not authorized any dealer, salesperson or other person to give any information or to make any representations to you other than the information contained in this prospectus. You must not rely on any information or representations not contained in this prospectus as if we had authorized it. The information contained in this prospectus is current only as of the date on the cover page of this prospectus, and may change after that date. We do not imply that there has been no change in the information contained in this prospectus or in our affairs since that date by delivering this prospectus.

    THIS PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT US THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS. THIS INFORMATION IS AVAILABLE WITHOUT CHARGE TO YOU UPON WRITTEN OR ORAL REQUEST. IF YOU WOULD LIKE A COPY OF ANY OF THIS INFORMATION, PLEASE SUBMIT YOUR REQUEST TO 1945 LAKEPOINTE DRIVE, BOX 299013, LEWISVILLE, TEXAS 75029, ATTENTION: LEGAL DEPARTMENT, OR CALL (972) 906-8000 AND ASK TO SPEAK TO SOMEONE IN OUR LEGAL DEPARTMENT.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

    All statements other than statements of historical facts included in this prospectus, including, without limitation, statements in the section entitled "Risk Factors" and elsewhere in this prospectus regarding our future financial position, business strategy and our management's plans and objectives for future operations, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue" or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these expectations may not prove to be correct. Important factors that could cause actual results to differ materially from our expectations are disclosed under the section "Risk Factors" and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements.

                               PROSPECTUS SUMMARY

    In this prospectus, the words "Fleming," "the Company," "ours," "us" and "we" refer to Fleming Companies, Inc., the issuer of the Notes, and its subsidiaries. The following summary contains basic information about us and this offering. It likely does not contain all the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire document and the documents we have referred you to.

                                   THE COMPANY

    We are an industry leader in the distribution of consumable goods, and also have a growing presence in operating "price impact" supermarkets. Through our low-cost, high-volume nationwide network of distribution centers, we distribute products to customers that operate approximately 3,000 supermarkets, 5,000 convenience stores and nearly 1,000 supercenters, discounts stores, limited assortment stores, drug stores, specialty stores and other stores across the United States. We expect to substantially increase our distribution volume in connection with, among other things, our recently announced ten-year $4.5 billion per year strategic alliance with our largest customer, Kmart Corporation, under which we will supply to Kmart substantially all of the food and consumable products in all current and future Kmart and Kmart supercenter stores in the United States and the Caribbean.

    As of April 23, 2001, our retail group owned and operated 103 supermarkets, comprised of 38 price impact supermarkets that offer deep-discount, everyday low prices in a warehouse-style format under the Food 4 Less banner, an additional ten supermarkets that we intend to convert to the price impact format, 44 supermarkets that utilize certain elements of the price impact format under our Rainbow Foods banner, and 11 limited assortment stores that offer a narrow selection of low-price, private label food and other consumable goods and general merchandise under our Yes!Less banner.

    On March 22, 2001, an affiliate of The Yucaipa Companies, an investment group controlled by Ron Burkle, completed a $50 million investment in our common stock. Through this investment, Yucaipa acquired approximately 3.8 million newly issued shares, representing approximately 8.7% of our outstanding common stock. Yucaipa has substantial experience in the retailing and distribution sectors, including past investments in such food retailers as Food 4 Less Supermarkets, Inc., Ralph's Grocery Company, Dominick's Finer Foods and Fred Meyer, Inc. Yucaipa also acquired a 12-month option to invest an additional $50 million in our common stock at the then-current average market price.

    Our principal executive offices are located at 1945 Lakepointe Drive, Lewisville, Texas, 75057. Our telephone number at that location is (972) 906-8000.

RECENT DEVELOPMENTS

Furrs Asset Purchase

    On June 27, 2001, we bid $57 million to purchase certain assets of 66 Furrs Supermarkets stores in New Mexico and Texas and approximately $43 million for related inventory. Our bid was accepted by Furrs' board of directors on June 27, 2001 and was approved by a U.S. Bankruptcy Court on June 29, 2001. We anticipate that the majority of these stores will be purchased directly from Furrs by independent supermarkets and chain supermarket retailers, most of whom we would serve as their supplier.

                                  THE OFFERING

Securities Offered.........  $150 million aggregate principal amount of 5.25% Convertible Senior
                             Subordinated Notes due 2009.

Issuer.....................  Fleming Companies, Inc.

Maturity Date..............  The Notes mature on March 15, 2009.

Interest...................  5.25% per annum on the principal amount, payable semi-annually in arrears in cash on March 15 and September 15 of each year, commencing September 15, 2001.

Ranking....................  The Notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness of the
                             Company, including all obligations of the Company under our credit facility and our 10 1/8% Senior Notes due 2008, equal in right of payment to all existing and future senior subordinated debt of the Company and senior to all future subordinated debt of the Company. The guarantees by our subsidiaries are general unsecured obligations of such subsidiaries, subordinated in right of payment to all of such subsidiaries' existing and future senior indebtedness, equal in right of payment to all of such subsidiaries' existing and future senior subordinated indebtedness and senior to all future subordinated indebtedness of such subsidiaries. As of April 21, 2001, we and our subsidiaries had $1.6 billion of debt, of which $987 million was Senior
                             Indebtedness (excluding $425 million that we had available to borrow under our credit facility). The indenture under which the Notes have been issued does not restrict our ability to incur additional debt, nor does it restrict the ability of our subsidiaries to incur additional debt.

Guarantees.................  Our wholly-owned domestic subsidiaries as of March 15, 2001 are unconditionally guaranteeing the Notes. If we create or acquire a new wholly-owned subsidiary or if any subsidiary guarantees certain other debt, it will guarantee the Notes unless we designate the subsidiary as an
                             "unrestricted subsidiary" under the indenture.

Conversion Rights..........  Holders may convert some or all of their Notes at any time after June 13, 2001 and before the close of business on the business day immediately preceding the maturity date at a conversion price of $30.27 per share. The initial conversion price is equivalent to a conversion rate of approximately 33.0360 shares per $1,000 principal amount of Notes. The conversion price is subject to adjustment in certain circumstances. See "Description of Notes --
                             Conversion Rights."

Sinking Fund...............  None.

Optional Redemption........  We may redeem the Notes at any time on or after March 22, 2004 if the closing price of our common stock exceeds 120% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the redemption notice at specified prices plus accrued and unpaid interest.

Repurchase Right of Holders
Upon a Change of Control...  If a Change of Control, as that term is defined in "Description of Notes --
                             Right to Require Purchase of Notes upon a Change of Control," occurs, you will have the right to require us to repurchase your Notes at a purchase price equal to 100% of the principal amount, plus accrued and unpaid interest to the date of repurchase. The purchase price is payable in cash.

Use of Proceeds............  The selling securityholders will receive all of the proceeds from the sale under this prospectus of the Notes and the common stock issuable upon conversion of the Notes. We will not receive any proceeds from these sales.

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

    The table below includes summary historical consolidated financial information for our company. You should read the information set forth below together with the other financial information contained in and incorporated by reference into this prospectus.

                                                              FISCAL YEAR ENDED(1)                      16 WEEKS ENDED
                                                  --------------------------------------------     -------------------------
                                                  DECEMBER 26,    DECEMBER 25,    DECEMBER 30,     APRIL 15,       APRIL 21,
                                                     1998(2)         1999(3)         2000(4)         2000(5)         2001(6)
                                                  ------------    ------------    ------------     ---------       ---------
                                                                                                           (UNAUDITED)
INCOME STATEMENT DATA:
Net sales(7) ...................................    $ 14,678        $ 14,272        $ 14,444        $  4,331        $  4,161
Costs and expenses:
  Cost of sales(7) .............................      13,228          12,835          13,097           3,915           3,795
  Selling and administrative ...................       1,251           1,262           1,185             372             317
  Interest expense .............................         161             165             175              53              58
  Interest income ..............................         (37)            (40)            (33)            (10)             (9)
  Equity investment results ....................          12              10               8               2              --
  Litigation charges ...........................           8              --              --              --              --
  Impairment/restructuring charge ..............         653             103             213              42             (27)
                                                    --------        --------        --------        --------        --------
     Total costs and expenses ..................      15,276          14,335          14,645           4,374           4,134
                                                    --------        --------        --------        --------        --------
Earnings (loss) before taxes ...................        (598)            (63)           (201)            (43)             27
Taxes on income (loss) .........................         (87)            (18)            (79)            (17)             12
                                                    --------        --------        --------        --------        --------
Earnings (loss) before extraordinary charge ....        (511)            (45)           (122)            (26)             15
Extraordinary charge from early retirement of
debt (net of taxes).............................          --              --              --              --              (3)
                                                    --------        --------        --------        --------        --------
     Net earnings (loss) .......................    $   (511)       $    (45)       $   (122)       $    (26)       $     12
                                                    ========        ========        ========        ========        ========
Diluted earnings (loss) per share ..............    $ (13.48)       $  (1.17)       $  (3.15)       $  (0.67)       $   0.29
BALANCE SHEET DATA (AT END OF PERIOD):
  Cash and cash equivalents ....................    $      6        $      7        $     30        $     21        $     27
  Total assets .................................       3,491           3,573           3,403           3,313           3,176
  Total debt (including current maturities and
    capital leases).............................       1,566           1,694           1,669           1,647           1,636

  Shareholders' equity .........................         570             561             427             535             494
OTHER FINANCIAL DATA:
  EBITDA(8) ....................................    $   (237)       $    281        $    154        $     69        $    137
  Depreciation and amortization(9) .............         180             158             169              54              51
  Capital expenditures .........................         200             166             151              38              48

------------

(1) Fiscal 2000 is a 53 week year; all other years are 52 weeks.

(2) The results in 1998 reflect an impairment/restructuring charge with related costs totaling $668 million ($543 million after-tax) related to the strategic plan.

(3) The results in 1999 reflect an impairment/restructuring charge with related costs totaling $137 million ($92 million after-tax) related to our strategic plan. Such period also reflects one-time items ($31 million charge to close ten conventional retail stores, income of $22 million from extinguishing a portion of the self-insured workers' compensation liability, interest income of $9 million related to refunds in federal income taxes from prior years, and $6 million in gains from the sale of distribution facilities) netting to $6 million of income ($3 million after-tax).

(4) The results in 2000 reflect an impairment/restructuring charge with related costs totaling $309 million ($183 million after-tax) relating to our strategic plan. Such period also reflects one-time items ($10 million charge related primarily to asset impairment on retail stores, income of $2 million relating to litigation settlements, and $9 million in gains from the sale of distribution facilities) netting to less than $1 million of income ($1 million loss after-tax).

(5) The results for the 16 weeks ended April 15, 2000, reflect an impairment/restructuring charge with related costs totaling $64 million ($38 million after-tax) relating to our strategic plan. There were no one-time adjustments for such period.

(6) The results for the 16 weeks ended April 21, 2001, reflect pre-tax income of $1 million (less than $1 million after-tax) relating to our strategic plan, primarily resulting from the recovery of previously recorded asset impairment charges. Such period also reflects one-time items (approximately $2 million in charges from litigation settlements, net additional interest expense of approximately $2 million due to early retirement of debt, and approximately $1 million in income from the sale of retail facilities) netting to $3 million of expense ($2 million after-tax).

(7) During the fourth quarter of 2000 we adopted EITF 99-19 and restated sales and cost of sales for all prior periods. The adoption had no effect on gross margins or earnings.

(8) EBITDA is earnings before extraordinary items, interest expense, income taxes, depreciation and amortization, equity investment results and LIFO provision. EBITDA should not be considered as an alternative measure of our net income, operating performance, cash flow or liquidity. We provide it as additional information related to our ability to service debt; however, conditions may require conservation of funds for other uses. Although we believe EBITDA enhances your understanding of our financial condition, this measure, when viewed individually, is not necessarily a better indicator of any trend as compared to conventionally computed measures (e.g., net sales, net earnings, net cash flows, etc.). Amounts presented may not be comparable to similar measures disclosed by other companies.

(9) Depreciation and amortization expense includes goodwill amortization and excludes amortization of debt cost which is reflected in interest expense.

                                  RISK FACTORS

    Purchasing the Notes involves a high degree of risk. You should consider carefully the risks described below, together with the other information in this prospectus, before you make a decision to purchase the Notes. If any of the following risks actually occur, our business, financial condition, operating results and prospects could be materially adversely affected, which in turn could adversely affect our ability to repay the Notes.

WE HAVE A SUBSTANTIAL AMOUNT OF DEBT AND DEBT SERVICE OBLIGATIONS, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THE NOTES.

    We have a substantial amount of debt outstanding. The following chart shows certain important credit statistics as of April 21, 2001.

                                                                  AS OF
                                                             APRIL 21, 2001
                                                             --------------
           Total debt (including capital leases)..........   $1,636 million
           Shareholders' equity...........................   $  494 million
           Debt to equity ratio...........................       3.3x

    Our substantial amount of debt could have important consequences to you. For example, it could:

    - make it more difficult for us to satisfy our obligations with respect to the Notes;

    - require us to dedicate a substantial portion of our cash flow to payments on our debt;

    - increase our vulnerability to general adverse economic and industry conditions;

    - limit our ability to fund future working capital, capital expenditures and other general corporate requirements;

    - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

    - limit, along with the financial and other restrictive covenants in our debt, among other things, our ability to borrow additional funds. If we fail to comply with those covenants, it could result in an event of default which, if not cured or waived, could have a material adverse effect on our financial condition.

    We and our subsidiaries may be able to incur substantial additional debt in the future, including secured debt. The terms of our existing indebtedness do not fully prohibit us or our subsidiaries from doing so. As of April 21, 2001, our credit facility permitted additional borrowings of up to $425 million and all of those borrowings would be senior to the Notes. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify.

    Our ability to make payments on and to refinance our debt, including these Notes, will depend on our financial and operating performance, which may fluctuate significantly from quarter to quarter and is subject to prevailing economic conditions and to financial, business and other factors beyond our control.

    We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our credit facility in an amount sufficient to enable us to pay our debt, including the Notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our debt, including the Notes, on or before maturity. We cannot assure you that we will be able to refinance any of our debt, including our credit facility and the Notes, on commercially reasonable terms or at all.

THE NOTES ARE SUBORDINATED TO ALL SENIOR INDEBTEDNESS.

    The Notes and the guarantees of the Notes by our subsidiaries are subordinated in right of payment to all of our existing and future Senior Indebtedness, as defined in the "Description of Notes -- Subordination" section of this prospectus. As a result, in the event of bankruptcy, liquidation or reorganization or upon acceleration of the Notes due to an event of default and in specific other events, our assets will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full in cash or other payment satisfactory to the holders of Senior Indebtedness. There may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. The indenture does not prohibit or limit the incurrence of Senior Indebtedness by us or the incurrence of other indebtedness and other liabilities by us or our subsidiaries. The incurrence of additional indebtedness and other liabilities could adversely affect our ability to pay our obligations on the Notes. As of April 21, 2001, we and our subsidiaries had $1.6 billion of indebtedness of which $987 million was senior to the Notes. We anticipate that from time to time we may incur additional indebtedness, including Senior Indebtedness.

WE NOW DEPEND ON KMART FOR A SUBSTANTIAL PORTION OF OUR BUSINESS. IF WE ARE UNABLE TO REALIZE ANTICIPATED COST SAVINGS RESULTING FROM THE ADDITIONAL VOLUME REPRESENTED BY OUR AGREEMENT, IT COULD HARM OUR FINANCIAL CONDITION, WHICH COULD JEOPARDIZE OUR ABILITY TO FULFILL OUR OBLIGATIONS UNDER THE NOTES.

    Kmart is our largest customer, accounting for 9.8% of our net sales in 2000. On February 7, 2001, we announced a ten-year agreement with Kmart Corporation, pursuant to which we agreed to supply substantially all of the food and consumable products in all current and future Kmart and Kmart supercenter stores in the U.S. and the Caribbean. As a result of this agreement, we currently anticipate that Kmart will account for a significantly greater percentage of our net sales in 2001. Accordingly, we now depend on Kmart for a substantial portion of our business.

    We will be required to commit substantial capital expenditures and management resources in order to perform our obligations under the Kmart agreement. If we or Kmart are unable to successfully fulfill our respective obligations under the agreement, it will harm our financial condition, which could jeopardize our ability to fulfill our obligations under the Notes. More specifically, the bulk of the benefits that we anticipate receiving from the Kmart agreement depend on Kmart's achievement of certain sales projections. If Kmart fails to meet these sales projections, the benefits that we will receive as a result of the agreement will decrease. Kmart can also elect to terminate the agreement if we materially breach our obligations under the agreement, if we experience certain types of changes of control or if the volume of Kmart's purchases under the agreement declines by certain amounts. Finally, if we are unable to capture anticipated cost savings resulting from our increased purchasing power due to the Kmart agreement, it could adversely affect our results of operations and financial condition.

THE INDENTURE FOR OUR 10 1/8% SENIOR NOTES DUE 2008, OUR CREDIT FACILITY AND OUR OTHER EXISTING INDEBTEDNESS CONTAIN PROVISIONS THAT COULD MATERIALLY RESTRICT OUR BUSINESS.

    The indenture for the 10 1/8% Senior Notes due 2008, our credit facility and our other existing indebtedness contain a number of significant covenants that, among other things, restrict our ability to:

    -   dispose of assets;

    -   incur additional debt;

    -   guarantee third-party obligations;

    -   repay other debt or amend other debt instruments;

    -   create liens on assets;

    -   enter into capital leases;

    -   make investments, loans or advances;

    -   make acquisitions or engage in mergers or consolidations;

    -   make capital expenditures; and

    -   engage in certain transactions with our subsidiaries and affiliates.

    In addition, under our credit facility, we are required to meet a number of financial ratios and tests.

    Our ability to comply with these covenants may be affected by events beyond our control. If we breach any of these covenants or restrictions, it could result in an event of default under our credit facility, the indenture for the senior notes, or the indenture or other documents governing our other existing indebtedness, which would permit our lenders to declare all amounts borrowed thereunder to be due and payable, together with accrued and unpaid interest, and our senior lenders could terminate their commitments to make further extensions of credit under our credit facility. Additionally, if we were unable to repay debt to our secured lenders, they could proceed against the collateral securing the debt.

NOT ALL OF OUR SUBSIDIARIES GUARANTEE THE NOTES, AND YOUR RIGHT TO RECEIVE PAYMENTS ON THE NOTES COULD BE ADVERSELY AFFECTED IF ANY OF OUR NON-GUARANTOR SUBSIDIARIES DECLARE BANKRUPTCY, LIQUIDATE OR REORGANIZE.

    Not all of our subsidiaries guarantee the Notes. In the event any of our non-guarantor subsidiaries becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, holders of their indebtedness and their trade creditors will generally be entitled to payment on their claims from the assets of those subsidiaries before any of those assets are made available to us. Consequently, your claims in respect of the Notes will be effectively subordinated to all of the liabilities of our non-guarantor subsidiaries.

IF THE CUSTOMERS TO WHOM WE LEND MONEY OR FOR WHOM WE GUARANTEE STORE LEASE OBLIGATIONS FAIL TO REPAY US, IT COULD HARM OUR FINANCIAL CONDITION.

    We provide subleases, extend loans to and make investments in many of our retail store customers, often in conjunction with the establishment of long-term supply contracts. Our loans to our customers are generally not investment grade and, along with our equity investments in our customers, are highly illiquid. We also make investments in our customers through direct financing leases, lease guarantees, operating leases, credit extensions for inventory purchases and the recourse portion of notes sold evidencing such loans. We also invest in real estate to assure market access or to secure supply points. Although we have strict credit policies and apply cost/benefit analyses to these investment decisions, we face the risk that credit losses from existing or future investments or commitments could adversely affect our financial condition.

VARIOUS CHANGES IN THE DISTRIBUTION AND RETAIL MARKETS IN WHICH WE OPERATE HAVE LED AND MAY CONTINUE TO LEAD TO REDUCED SALES AND MARGINS AND LOWER PROFITABILITY FOR OUR CUSTOMERS AND, CONSEQUENTLY, FOR US.

    The distribution and retail markets in which we operate are undergoing accelerated change as distributors and retailers seek to lower costs and provide additional services in an increasingly competitive environment. An example of this is the growing trend of large self-distributing chains consolidating to reduce costs and gain efficiencies. Eating away from home and alternative format food stores, such as warehouse stores and supercenters, have taken market share from traditional supermarket operators, including independent grocers, many of whom are our customers. Vendors, seeking to ensure that more of their promotional fees and allowances are used by retailers to increase sales volume, increasingly direct promotional dollars to large self-distributing chains. We believe that these changes have led to reduced sales, reduced margins and lower profitability among many of our customers and, consequently, for us. If the strategies we have developed in response to these changing market conditions are not successful, it could harm our financial condition and business prospects.

CONSUMABLE GOODS DISTRIBUTION IS A LOW-MARGIN BUSINESS AND IS SENSITIVE TO ECONOMIC CONDITIONS.

    We derive most of our revenues from the consumable goods distribution industry. This industry is characterized by a high volume of sales with relatively low profit margins. A significant portion of our sales are at prices that are based on product cost plus a percentage markup. Consequently, our results of operations may be negatively impacted when the price of consumable goods go down, even though our percentage markup may remain constant. The consumable goods industry is also sensitive to national and regional economic conditions, and the demand for our consumable goods has been adversely affected from time to time by economic downturns. Additionally, our distribution business is sensitive to increases in fuel and other transportation-related costs.

WE FACE INTENSE COMPETITION IN BOTH OUR DISTRIBUTION AND RETAIL MARKETS, AND IF WE ARE UNABLE TO COMPETE EFFECTIVELY IN THESE MARKETS, IT COULD HARM OUR BUSINESS.

    Our distribution group operates in a highly competitive market. We face competition from local, regional and national food distributors on the basis of price, quality and assortment, schedules and reliability of deliveries and the range and quality of services provided. We also compete with retail supermarket chains that self-distribute, purchasing directly from vendors and distributing products to their supermarkets for sale to the consumer. Consolidation of self-distributing chains may produce even stronger competition for our distribution group.

    Our retail group competes with other food outlets on the basis of price, quality and assortment, store location and format, sales promotions, advertising, availability of parking, hours of operation and store appeal. Traditional mass merchandisers have gained a growing foothold in food marketing and distribution with alternative store formats, such as warehouse stores and supercenters, which depend on concentrated buying power and low-cost distribution technology. We expect that stores with alternative formats will continue to increase their market share in the future. Retail consolidations not only produce stronger competition for our retail group, but may also result in declining sales in our distribution group if our existing customers are acquired by self-distributing chains.

    Some of our competitors have greater financial and other resources than we do. In addition, consolidation in the industry, heightened competition among our vendors, new entrants and trends toward vertical integration could create additional competitive pressures that reduce our margins and adversely affect our business. If we fail to successfully respond to these competitive pressures or to implement our strategies effectively, it could have a material adverse effect on our financial condition and prospects.

BECAUSE WE OWN AND OPERATE REAL ESTATE, WE FACE THE RISK OF BEING HELD LIABLE FOR ENVIRONMENTAL DAMAGES THAT MAY OCCUR ON OUR PROPERTIES.

    Our facilities and operations are subject to various laws, regulations and judicial and administrative orders concerning protection of the environment and human health, including provisions regarding the transportation, storage, distribution, disposal or discharge of certain materials. In conformity with these provisions, we have a comprehensive program for testing, removal, replacement or repair of our underground fuel storage tanks and for site remediation where necessary. Although we have established reserves that we believe will be sufficient to satisfy the anticipated costs of all known remediation requirements, we cannot assure you that these reserves will be sufficient.

    We and others have been designated by the U.S. Environmental Protection Agency and by similar state agencies as potentially responsible parties under the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, or similar state laws, as applicable, with respect to EPA-designated Superfund sites. While liability under CERCLA for remediation at these sites is generally joint and several with other responsible parties, we believe that, to the extent we are ultimately determined to be liable for the expense of remediation at any site, such liability will not result in a material adverse effect on our consolidated financial position or results of operations. We are committed to maintaining the environment and protecting natural resources and human health and to achieving full compliance with all applicable laws, regulations and orders.

WE ARE CURRENTLY SUBJECT TO A NUMBER OF MATERIAL LITIGATION PROCEEDINGS. IF ANY OF THESE PROCEEDINGS IS RESOLVED AGAINST US, IT COULD HARM OUR FINANCIAL CONDITION AND BUSINESS PROSPECTS.

    We are currently subject to a number of material litigation proceedings, the costs and other effects of which are impossible to predict with any certainty. An unfavorable outcome in any one of these cases could have a material adverse effect on our financial condition and prospects. From time to time, we are also party to or threatened with litigation in which claims against us are made, or are threatened to be made, by present and former customers, sometimes in situations involving financially troubled or failed customers. We are a party to various other litigation and contingent loss situations arising in the ordinary course of our business including:

    -   disputes with customers and former customers;

    - disputes with owners and former owners of financially troubled or failed customers;

    - disputes with employees and former employees regarding labor conditions, wages, workers' compensation matters and alleged discriminatory practices;

    -   disputes with insurance carriers;

    -   tax assessments; and

    -   other matters,

some of which are for substantial amounts. The current environment for litigation involving food distributors may increase the risk of litigation being commenced against us. We would incur the costs of defending any such litigation whether or not any claim had merit.

BECAUSE WE SELL FOOD AND OTHER PRODUCTS, WE ARE SUBJECT TO PRODUCT LIABILITY CLAIMS.

    Like any other seller of food and other products, we face the risk of exposure to product liability claims in the event that people who purchase products we sell become injured or experience illness as a result. We believe that we have sufficient primary and excess umbrella liability insurance to protect us against any product liability claims that may arise. However, this insurance may not continue to be available at a reasonable cost, or, even if it is available, it may not be adequate to cover our liabilities. We generally seek contractual indemnification and insurance coverage from parties supplying our products, but this indemnification or insurance coverage is limited, as a practical matter, to the creditworthiness of the indemnifying party and the policy limits of any insurance provided by suppliers. If we do not have adequate insurance or contractual indemnification to cover our liabilities, product liability claims relating to defective food and other products could materially reduce our earnings.

WE CANNOT ASSURE YOU THAT WE WILL BE SUCCESSFUL IN INTEGRATING NEWLY-ACQUIRED STORES AND DISTRIBUTION CENTERS. IF WE DO NOT ACHIEVE THE BENEFITS WE EXPECT FROM ANY OF THESE ACQUISITIONS, IT COULD HARM OUR BUSINESS AND FINANCIAL CONDITION.

    Part of our growth strategy for our retail group involves selective strategic acquisitions of stores operated by others. In addition, our distribution group intends to seek strategic acquisitions of other distribution centers on a limited basis. Achieving the benefits of these acquisitions will depend in part on our ability to integrate those businesses with our business in an efficient manner. We cannot assure you that this will happen or that it will happen in an efficient manner. Our consolidation of operations following these acquisitions may require substantial attention from our management. The diversion of management attention and any difficulties encountered in the transition and integration process could have a material adverse effect on our ability to achieve expected net sales, operating expenses and operating results for the acquired business. We cannot assure you that we will realize any of the anticipated benefits of any acquisition, and if we fail to realize these anticipated benefits, our operating performance could suffer.

WE OPERATE IN A COMPETITIVE LABOR MARKET, AND THE MAJORITY OF OUR EMPLOYEES ARE COVERED BY COLLECTIVE BARGAINING AGREEMENTS.

    Our continued success will depend on our ability to attract and retain qualified personnel in both our distribution and retail groups. We compete with other businesses in our markets with respect to attracting and retaining qualified employees. The labor market is currently tight and we expect the tight labor market to continue. A shortage of qualified employees would require us to enhance our wage and benefits packages in order to compete effectively in the hiring and retention of qualified employees or to hire more expensive temporary employees. In addition, about half of our employees are covered by collective bargaining agreements, most of which expire at various times over the course of the next five years. We cannot assure you that we will be able to renew our collective bargaining agreements, that our labor costs will not increase, that we will be able to recover any increases through increased prices charged to customers or that we will not suffer business interruptions as a result of strikes or other work stoppages. If we fail to attract and retain qualified employees, to control our labor costs, or to recover any increased labor costs through increased prices charged to our customers, it could harm our business.

UNDER CERTAIN CIRCUMSTANCES, FEDERAL AND STATE LAWS MAY ALLOW COURTS TO VOID THE NOTES AND THE GUARANTEES AND REQUIRE NOTEHOLDERS TO RETURN PAYMENTS THEY RECEIVE FROM US.

    Under the federal Bankruptcy Code and comparable provisions of state fraudulent transfer laws, a court could void the Notes and guarantees or subordinate claims in respect of the Notes and guarantees to all of our other debts if, among other things, we or any of the guarantors, at the time we incurred the indebtedness evidenced by the Notes or guarantees:

    - received less than reasonably equivalent value or fair consideration for the incurrence of such Notes or guarantees; and

    -   were insolvent or rendered insolvent by reason of the incurrence; or

    - were engaged in a business or transaction for which our remaining assets constituted unreasonably small capital; or

    - intended to incur, or believed that we would incur, debts beyond our ability to pay such debts as they became due.

In addition, a court could void any payment by us or a guarantor or require a noteholder to return the payment to us or a guarantor, or to a fund for the benefit of our creditors.

    The measures of insolvency for purposes of these fraudulent transfer laws vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, we or a guarantor would be considered insolvent if:

    - the sum of our debts, including contingent liabilities, were greater than the fair saleable value of all of our assets; or

    - the present fair saleable value of our assets was less than the amount that would be required to pay our probable liability on our existing debts, including contingent liabilities, as they become absolute and mature; or

    -   we could not pay our debts as they become due.

    On the basis of our historical financial information, recent operating history and other factors, we believe that after giving effect to the issuance of the Notes and the guarantees, neither we nor any of the guarantors will be insolvent, have unreasonably small capital for the respective businesses in which we are engaged or have incurred debts beyond our respective abilities to pay debts as they mature. However, we cannot assure you that a court making these determinations would agree with our conclusions in this regard.

WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE CHANGE OF CONTROL OFFER REQUIRED BY THE INDENTURE. IN ADDITION, OUR BYLAWS MAY NOT PERMIT US TO MAKE THE CHANGE OF CONTROL PAYMENT EVEN IF WE DO HAVE THE FUNDS.

    Upon the occurrence of a change of control of Fleming, we will be required to offer to repurchase all outstanding Notes and other outstanding debt. If a change of control were to occur, we cannot assure you that we would have sufficient funds to pay the repurchase price for all the Notes tendered by the holders. Our existing credit agreement and indentures contain, and any future other agreements relating to other indebtedness to which we become a party may contain, restrictions or prohibitions on our ability to repurchase Notes or may provide that an occurrence of a change of control constitutes an event of default under, or otherwise requires payment of amounts borrowed under those agreements. If a change of control occurs at a time when we are prohibited from repurchasing the Notes, we could seek the consent of our then existing lenders and note holders to the repurchase of the Notes or could attempt to refinance the borrowings that contain the prohibition. If we do not obtain such a consent or repay the borrowings, we would remain prohibited from repurchasing the Notes. In that case, our failure to repurchase tendered Notes would constitute an event of default under the indenture and may constitute a default under the terms of other indebtedness that we may enter into from time to time. In addition, our bylaws contain a provision that prohibits us from adopting a shareholder rights plan or any other form of "poison pill" without the prior approval of holders of at least a majority of the shares of our outstanding capital stock. It is unclear whether this provision of our bylaws would prohibit us from repurchasing the Notes in the event of a change of control. If a court concluded that the change of control provisions of the indenture were inconsistent with or prohibited by our bylaws, we may not be able to repurchase the Notes. For more details, see the section "Description of Notes" under the heading "Right to Require Purchase of Notes upon a Change of Control."

A PUBLIC MARKET MAY NOT DEVELOP FOR THE NOTES.

    On March 15, 2001, we issued the Notes to the initial purchasers in a private placement. The Notes are eligible to trade on the PORTAL market. However, the Notes resold pursuant to this prospectus will no longer trade on the PORTAL market. As a result, there may be a limited market for the Notes. We do not intend to list the Notes on any national securities exchange or on the Nasdaq National Market.

    A public market may not develop for the Notes. Although the initial purchasers have advised us that they intend to make a market in the Notes, they are not obligated to do so and may discontinue such market making at any time without notice. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, we cannot assure you that any market for the Notes will develop or, if one does develop, that it will be maintained. If an active market for the Notes fails to develop or be sustained, the trading price of the Notes could be materially adversely affected.

    In addition, the liquidity of the trading market for the Notes, if any, and the market price quoted for the Notes may be adversely affected by the changes in interest rates in the market for high yield securities and by changes in our financial performance or prospects, or in the prospects for companies in the distribution and retailing industries generally.

VOLATILE TRADING PRICES MAY REQUIRE YOU TO HOLD THE NOTES FOR AN INDEFINITE PERIOD OF TIME.

    If a market develops for the Notes, the Notes might trade at prices higher or lower than their initial offering price. The trading price would depend on many factors, such as prevailing interest rates, the market for similar securities, general economic conditions and our financial condition, performance and prospects. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial fluctuation in the prices of these securities. The market for the Notes may be subject to such disruptions, which could have an adverse effect on the price of the Notes. You should be aware that you may be required to bear the financial risk of an investment in the Notes for an indefinite period of time.

OUR STOCK PRICE HAS BEEN AND IS LIKELY TO CONTINUE TO BE VOLATILE, WHICH MAY MAKE IT DIFFICULT FOR YOU TO RESELL THE NOTES OR THE COMMON STOCK INTO WHICH THE NOTES ARE CONVERTIBLE WHEN YOU WANT AT PRICES YOU FIND ATTRACTIVE.

    The trading price of our common stock has been and is likely to be highly volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

    -   actual or anticipated variations in quarterly operating results;

    -   announcements of technological innovations;

    -   new products or services offered by us or our competitors;

    -   changes in financial estimates by securities analysts;

    -   conditions or trends in the distribution and retail industries;

    - our announcement of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

    -   adverse or unfavorable publicity regarding us or our services;

    -   additions or departures of key personnel; and

    -   sales of common stock.

    In addition, the stock markets in general have experienced extreme price and volume volatility and a cumulative decline in recent months. Such volatility and decline have affected many companies irrespective of or disproportionately to the operating performance of these companies. These broad market and industry factors may materially and adversely further affect the market price of our common stock, regardless of our actual operating performance.

                       RATIO OF EARNINGS TO FIXED CHARGES

    Our ratio of earnings to fixed charges is as follows:

                                             16 WEEKS ENDED
                                           -------------------               YEAR ENDED
                                           APRIL 21,  APRIL 15, -------------------------------------
                                             2001       2000     2000    1999    1998    1997    1996
                                           -------    -------   ------  ------  ------  ------  -----
Ratio of earnings to fixed charges(1)...    1.43x        --         --      --      --   1.41x  1.27x

------------

(1) For purposes of computing this ratio, earnings consist of earnings before income taxes and fixed charges. Fixed charges consist primarily of interest expense, including amortization of deferred debt issuance costs and one-third of rental expense (the portion considered representative of the interest factor). Earnings were insufficient to cover fixed charges by $598 million, $62 million, $202 million and $43 million for the fiscal years ended December 26, 1998, December 25, 1999, December 30, 2000 and the 16 weeks ended April 15, 2000, respectively.

                                 USE OF PROCEEDS

    The selling securityholders will receive all of the proceeds from the sale under this prospectus of the notes and the common stock issuable upon conversion of the notes. We will not receive any proceeds from these sales.

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    Our common stock is quoted on the New York Stock Exchange under the symbol "FLM."

    The following table sets forth the high and low per share sales prices for the common stock as quoted on the New York Stock Exchange and dividends paid per share on the common stock for each period indicated:

                                                                       CASH
                                                   HIGH       LOW    DIVIDENDS
                                                 --------  --------  ---------
Fiscal 1999
  First Quarter..............................    $ 11.875  $  7.188  $ 0.02
  Second Quarter.............................      12.000     8.500    0.02
  Third Quarter..............................      12.500     9.813    0.02
  Fourth Quarter.............................      13.438     9.250    0.02
Fiscal 2000
  First Quarter..............................    $ 16.250  $  8.688  $ 0.02
  Second Quarter.............................      16.563    12.750    0.02
  Third Quarter..............................      17.625    12.375    0.02
  Fourth Quarter.............................      15.063    10.313    0.02
Fiscal 2001
  First Quarter..............................    $ 29.750  $ 10.060  $ 0.02
  Second Quarter (through July 9)............      36.750    28.200    0.02

    On July 9, 2001, the closing price of our common stock on the New York Stock Exchange was $36.10 per share.

    Since 1996, our board of directors has authorized quarterly dividends of $0.02 per share of common stock, or $0.08 on an annual basis, payable from earnings. Each quarter our board of directors makes a determination regarding dividends after considering future earnings expectations, our financial condition, operating results, financing requirements, debt covenants and other factors which the board of directors thinks are appropriate.

                                 CAPITALIZATION

    The following table sets forth our consolidated capitalization at April 21, 2001.

                                                                AT APRIL 21, 2001
                                                                -----------------
                                                                  (DOLLARS IN
                                                                   THOUSANDS)
Current maturities of long-term debt and capital
  leases.....................................................      $   56,470
                                                                   ----------
Long-term debt:
  Revolving Credit Facility(1)...............................         130,000
  Term Loan Facility.........................................         110,002
  10 1/8% Senior Notes due 2008..............................         355,000
  Long-term obligations under capital leases.................         339,988
  10.5% Senior Subordinated Notes due 2004...................         250,000
  10.625% Senior Subordinated Notes due 2007.................         250,000
  5.25% Convertible Senior Subordinated Notes due 2009.......         150,000
  Other long-term debt (including discounts).................          (5,575)
                                                                   ----------
     Total long-term debt....................................       1,579,415
                                                                   ----------
     Total shareholders' equity..............................         493,894
                                                                   ----------
     Total capitalization (including current
       maturities)...........................................      $2,129,779
                                                                   ==========

------------

(1) The Revolving Credit Facility provides for a total commitment of $600 million. As of April 21, 2001, the Company had $45 million of outstanding letters of credit under the Revolving Credit Facility.

                        DESCRIPTION OF OTHER INDEBTEDNESS

SENIOR SECURED CREDIT FACILITY

    Our senior secured credit facility consists of a $600 million revolving credit facility, with a final maturity of July 25, 2003, and an amortizing term loan with a balance of $154 million at year end 2000, and with a maturity of July 25, 2004. Up to $300 million of the revolver may be used for issuing letters of credit. Borrowings and letters of credit issued under this credit facility may be used for general corporate purposes and are secured by a first priority security interest in our accounts receivable and inventories and those of our subsidiaries, and in the capital stock or other equity interests owned by us or our subsidiaries. In addition, this credit facility is guaranteed by substantially all of our subsidiaries. The stated interest rate on borrowings under our credit facility is equal to a referenced index interest rate, normally the London interbank offered interest rate, or LIBOR, plus a margin. The level of the margin is dependent upon credit ratings on our senior secured bank debt.

    Our credit facility contains customary covenants associated with similar facilities. Our credit facility currently contains the following more significant financial covenants:

    - maintenance of a fixed charge coverage ratio of at least 1.7 to 1, based on adjusted earnings (as defined in the credit facility agreement) before interest, taxes, depreciation and amortization and net rent expense;

    - maintenance of a ratio of inventory-plus-accounts receivable to funded bank debt (including letters of credit) of at least 1.4 to 1;

    - a limitation on restricted payments, including dividends, based on a formula tied to net earnings and equity issuances; and

    -   a limitation on incurrence of indebtedness.

    We are in compliance with all financial covenants under our credit facility.

    Our credit facility may be terminated in the event of a defined change of control.

    At April 21, 2001, borrowings under the credit facility totaled $146 million in term loans and $130 million of revolver borrowings, and $45 million of letters of credit had been issued. Letters of credit are needed primarily for insurance reserves associated with our normal risk management activities. To the extent that any of these letters of credit would be drawn, payments would be financed by borrowings under our credit facility.

10 1/8% SENIOR NOTES DUE 2008

    The $355 million of our 10 1/8% Senior Notes due 2008 are general unsecured obligations, equal in right of payment to all of our existing and future senior indebtedness and are guaranteed on a senior unsecured basis by each guarantor of the Notes. The indenture governing the senior notes contains various covenants, including, without limitation, limitations on the incurrence of indebtedness, the granting of certain liens, the making of certain dividends and investments and the transfer and sale of certain assets. The indenture governing the senior notes includes a change of control provision substantially similar to the Notes, except that the offer price is 101%.

10.5% SENIOR SUBORDINATED NOTES DUE 2004 AND 10.625% SENIOR SUBORDINATED NOTES DUE 2007

    Our senior subordinated notes consist of two issues: $250 million of 10.5% Senior Subordinated Notes due December 1, 2004 and $250 million of 10.625% Senior Subordinated Notes due July 31, 2007. These senior subordinated notes are general unsecured obligations, subordinated in right of payment to all of our existing and future senior indebtedness and are guaranteed on a senior subordinated basis by each of the same subsidiaries that guarantees the Notes. The senior subordinated notes contain negative covenants substantially similar to those that govern the Notes. The indenture governing the senior subordinated notes contains a change of control provision substantially similar to the Notes, except that any such change of control must be accompanied by a decline in credit ratings.

                              DESCRIPTION OF NOTES

   We issued the Notes under an indenture among Fleming Companies, Inc., the Subsidiary Guarantors and Bank One, N.A. as trustee (the "Trustee"). The following description is only a summary of the material provisions of the indenture, the Notes and the registration rights agreement. We urge you to read the indenture, the Notes and the registration rights agreement in their entirety because they, and not this description, define your rights as holders of the Notes. You may request copies of these documents at our address shown under the caption "Where You Can Find More Information." The terms of the Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. For purposes of this description, references to "we," "us," "ours" and "Fleming" include only Fleming Companies, Inc. and not its subsidiaries.

GENERAL

   We issued the Notes with a principal amount limited to $150 million. The Notes are unsecured, senior subordinated obligations of Fleming, rank pari passu with all of our existing and future senior subordinated indebtedness, and will mature on March 15, 2009, unless earlier redeemed at our option as described under "-- Optional Redemption of the Notes" or repurchased by us at a holder's option upon a change in control of Fleming as described under "-- Right to Require Purchase of Notes upon a Change of Control." Interest on the Notes accrues at the rate per annum shown on the cover page of this prospectus and is payable semiannually in arrears on March 15 and September 15 of each year, commencing on September 15, 2001. Interest on the Notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. We will make each interest payment to the holders of record of the Notes on the immediately preceding March 1 and September 1, whether or not this day is a business day. Interest on the Notes is computed on the basis of a 360-day year comprised of twelve 30-day months.

   The indenture does not contain any restriction on

   o  the payment of dividends;

   o  the issuance of indebtedness; or

   o  the repurchase of our securities

and does not contain any financial covenants. Other than as described under "-- Right to Require Purchase of Notes upon a Change of Control," the indenture contains no covenants or other provisions to afford protection to holders of Notes in the event of a highly leveraged transaction or a change of control of Fleming.

   We will pay the principal of, premium, if any, and interest on the Notes at the office or agency maintained by us in the Borough of Manhattan in New York City. Holders may register the transfer of their Notes at the same location. We reserve the right to pay interest to holders of the Notes by check mailed to the holders at their registered addresses or by wire transfer to holders of at least $5 million aggregate principal amount of Notes. Except under the limited circumstances described below, the Notes have been issued only in fully-registered book-entry form, without coupons, and are represented by one or more global Notes. There is no service charge for any registration of transfer or exchange of Notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange.

GUARANTEES

   Payment of the principal of, premium, if any, and interest on the Notes, when and as the same become due and payable has been guaranteed, jointly and severally, on a senior subordinated basis by all of our wholly-owned domestic subsidiaries and will be guaranteed by any of our subsidiaries that are in the future required to guarantee the Notes pursuant to "-- Additional Guarantees" below (the "Subsidiary Guarantors").

CONVERSION RIGHTS

   A holder may, at any time after June 13, 2001 and before the close of business on the business day immediately preceding the maturity date, convert a Note or any portion of a Note (if the portions are $1,000 or whole multiples of $1,000) into shares of common stock initially at the conversion price stated on the cover page of this prospectus (which is equivalent to a conversion rate of approximately 33.0360 shares per $1,000 principal amount of Notes), unless the Note or a portion of the Note has been previously redeemed or repurchased. The right to convert a Note called for redemption will terminate at the close of business on the business day immediately preceding the date fixed for redemption, unless we default in making the payment due on the redemption date. For information as to notices of redemption, see "-- Optional Redemption of the Notes." If a holder of a Note has delivered notice of its election to have the Note repurchased as a result of a Change of Control, the Note may be converted only if the notice of election is withdrawn as described under "-- Right to Require Purchase of Notes upon a Change of Control."

   We will adjust the conversion price if (without duplication):

      (1) we issue common stock as a dividend or distribution on our common stock;

      (2) we subdivide, combine or reclassify our common stock;

      (3) we issue to substantially all holders of our common stock rights, warrants or options entitling them to subscribe for or purchase common stock at less than the then current market price;

      (4) we distribute to substantially all holders of common stock evidences of our indebtedness, shares of capital stock, securities, cash or property, excluding:

      o  those rights, warrants or options referred to in clause (3) above;

      o  any dividend or distribution paid exclusively in cash; and

      o  any dividend or distribution referred to in clause (1) above;

      (5) we make a cash distribution to substantially all holders of our common stock, that together with all other all-cash distributions and consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for our common stock made within the preceding 12 months exceeds 10% of our aggregate market capitalization on the date of the distribution; or

      (6) we complete a tender or exchange offer for our common stock which involves an aggregate consideration that, together with:

      o any cash and other consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for our common stock concluded within the preceding 12 months; and

      o the amount of any all-cash distributions to all holders of our common stock made within the preceding 12 months.

exceeds 10% of our aggregate market capitalization on the expiration of the tender or exchange offer. The conversion price will not be adjusted until adjustments amount to 1% or more of the conversion price as last adjusted. We will carry forward any adjustment we do not make and will include it in any future adjustment.

   If our common stock is converted into the right to receive other securities, cash or other property as a result of reclassifications, consolidations, mergers, sales or transfers of assets or other transactions, each Note then outstanding would, without the consent of any holders of Notes, become convertible only into the kind and amount of securities, cash and other property receivable upon the transaction by a holder of the number of shares of common stock which would have been received by a holder immediately prior to the transaction if the holder had converted the Note.

   We will not issue fractional shares of common stock to a holder who converts a Note. In lieu of issuing fractional shares, we will pay cash based upon the market price.

   Except as described in this paragraph, no holder of Notes is entitled, upon conversion of the Notes, to any actual payment or adjustment on account of accrued and unpaid interest or on account of dividends on shares of common stock issued in connection with the conversion. If any holder surrenders a Note for conversion between the close of business on any record date for the payment of an installment of interest and the opening of business on the related interest payment date the holder must deliver payment to us of an amount equal to the interest payable on the interest payment date on the principal amount converted together with the Note being surrendered. The foregoing sentence shall not apply to Notes called for redemption on a redemption date within the period between and including the record date and interest payment date.

   If we make a distribution of property to our shareholders which would be taxable to them as a dividend for federal income tax purposes and the conversion price of the Notes is reduced, this reduction may be deemed to be the receipt of taxable income to holders of the Notes.

   In addition, we may make any reductions in the conversion price that our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event treated as such for income tax purposes or for any other reasons.

SUBORDINATION

   The payment of the principal of, premium, if any, and interest on the Notes is, to the extent described in the indenture, subordinated in right of payment to the prior payment in full of all our Senior Indebtedness. The holders of all Senior Indebtedness are first entitled to receive payment in full of all amounts due or to become due on the Senior Indebtedness, or provision for payment in money or money's worth, before the holders of the Notes are entitled to receive any payment in respect of the Notes, when there is a payment or distribution of assets to creditors upon our:

   o  liquidation;

   o  dissolution;

   o  winding up;

   o  reorganization;

   o  assignment for the benefit of creditors;

   o  marshaling of assets;

   o  bankruptcy;

   o  insolvency; or

   o  similar proceedings.

   We will not, nor will any Subsidiary Guarantor make, directly or indirectly any payment upon or in respect of the Notes or acquire any of the Notes for cash or property or otherwise or make any other distribution with respect to the Notes if:

   o any default occurs and is continuing in the payment when due, whether at maturity, upon any redemption, by declaration or otherwise, of any amount of any Designated Senior Indebtedness; or

   o any other default occurs and is continuing with respect to Designated Senior Indebtedness that permits holders of, or the trustee or agent on behalf of the holders of, the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default in the form of a payment blockage notice from the trustee or agent on behalf of holders of any Designated Senior Indebtedness.

   Payments on the Notes may and shall be resumed in the case of a payment default, upon the date on which such default is cured or waived and in case of a non-payment default, the earlier of the date on which such non-payment default is cured or waived or 179 days after the date on which the applicable payment blockage notice is received, unless a payment default has occurred and is continuing, including as a result of the acceleration of the maturity of any Designated Senior Indebtedness. After a payment blockage notice is given for a non-payment default, no new period of payment blockage for a non-payment default may be commenced unless and until 360 days have elapsed since the effectiveness of the immediately prior payment blockage notice and all scheduled payments of principal, premium, if any, and interest on the Notes that have come due have been paid in full in cash. Each holder by its acceptance of a Note irrevocably agrees that if any payment or payments shall be made pursuant to the indenture by Fleming or a Subsidiary Guarantor and the amount or total amount of such payment or payments exceeds the amount, if any, that such holder would be entitled to receive upon the proper application of the subordination provisions of the indenture, the payment of such excess amount shall be deemed null and void, and the holder agrees that it will be obligated to return the amount of the excess payment to the Trustee, as instructed in a written notice of such excess payment, within ten days of receiving such notice.

   At April 21, 2001, we had approximately $987 million of Senior Indebtedness (excluding $425 million of available borrowings under the Company's credit facility). We expect from time to time to incur additional indebtedness. The indenture does not limit or prohibit us from incurring additional Senior Indebtedness or other indebtedness. See "Risk Factors -- We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture. In addition, our bylaws may not permit us to make the change of control payment even if we do have the funds."

   "Designated Senior Indebtedness" means

   o any Senior Indebtedness outstanding under our credit agreement, senior notes and medium-term notes; and

   o any other Senior Indebtedness, the principal amount of which is $50 million or more and that we have designated "Designated Senior Indebtedness."

   "Senior Indebtedness" of Fleming or any Subsidiary Guarantor means

   o all indebtedness of Fleming or such Subsidiary Guarantor under the credit agreement or any related loan documentation, including, without limitation, obligations to pay principal and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law), premium, if any, reimbursement obligations under letters of credit, fees, expenses and indemnities, and all obligations under interest rate agreements or currency agreements with respect thereto, whether outstanding on the date of the indenture or thereafter incurred;

   o the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other obligations with respect to, any other indebtedness of Fleming or such Subsidiary Guarantor, whether outstanding on the date of the indenture or thereafter incurred, unless the instrument under which such indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes; and

   o all obligations of Fleming or such Subsidiary Guarantor with respect to the foregoing.

Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness does not include any liability for federal, state, local or other taxes owed or owing by Fleming or any Subsidiary Guarantor, any indebtedness of Fleming or any Subsidiary Guarantor to any of its subsidiaries or other affiliates or any trade payables.

OPTIONAL REDEMPTION OF THE NOTES

   At any time on or after March 22, 2004, we may redeem the Notes in whole, or from time to time, in part, at our option on at least 30 days' notice if the trading price of our common stock for 20 trading days in a period of 30 consecutive trading days ending on the day prior to the mailing of notice of redemption exceeds 120% of the prevailing conversion price of the Notes. The redemption price, expressed as a percentage of the principal amount, will be as follows:

                                                              REDEMPTION
REDEMPTION PERIOD                                                PRICE
-----------------                                             ----------
March 22, 2004 through March 14, 2005.....................      103.0%
March 15, 2005 through March 14, 2006.....................      102.0%
March 15, 2006 through March 14, 2007.....................      101.0%

and 100% of the principal amount on and after March 15, 2007.

SELECTION

   If we opt to redeem less than all of the Notes at any time, the Trustee will select or cause to be selected the Notes to be redeemed by any method that it deems fair and appropriate. In the event of a partial redemption, the Trustee may provide for selection for redemption of portions of the principal amount of any Note of a denomination larger than $1,000.

MANDATORY REDEMPTION

   Except as set forth below under "-- Right to Require Purchase of Notes upon a Change of Control," we are not required to make mandatory redemption or sinking fund payments with respect to the Notes.

RIGHT TO REQUIRE PURCHASE OF NOTES UPON A CHANGE OF CONTROL

   If a Change of Control (as defined below) occurs, each holder of Notes may require that we repurchase the holder's Notes on the date fixed by us that is not less than 30 nor more than 60 days after we give notice of the Change of Control. We will repurchase the Notes for an amount of cash equal to 100% of the principal amount of the Notes on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase.

   "Change of Control" means the occurrence of any of the following events:

      (1) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have beneficial ownership of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total outstanding Voting Stock of Fleming;

      (2) during any period of two consecutive years, individuals who at the beginning of such period constituted the board of directors of Fleming (together with any new directors whose election to such board of directors, or whose nomination for election by the stockholders of Fleming, was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of such board of directors then in office;

      (3) Fleming is liquidated or dissolved or adopts a plan of liquidation or dissolution other than a transaction which complies with the provisions described under "-- Consolidation, Merger and Sale of Assets;" or

      (4) a "Change of Control" shall have occurred under any of the indentures governing Fleming's 10 1/2% Senior Subordinated Notes due 2004, 10 5/8% Senior Subordinated Notes due 2007 or 10 1/8% Senior Notes due 2008.

   The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of Fleming and its subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require Fleming to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Fleming and its subsidiaries taken as a whole to another person or group may be uncertain.

   "Voting Stock" means stock or securities of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a person (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

   On or prior to the date of repurchase, we will deposit with a paying agent an amount of money sufficient to pay the aggregate repurchase price of the Notes which is to be paid on the date of repurchase.

   On or before the 30th day after the Change of Control, we must mail to the Trustee and all holders of the Notes a notice of the occurrence of the Change of Control, stating:

   o  the repurchase date;

   o  the date by which the repurchase right must be exercised;

   o  the repurchase price for the Notes; and

   o the procedures which a holder of Notes must follow to exercise the repurchase right.

   To exercise the repurchase right, the holder of a Note must deliver, on or before the third business day before the repurchase date, a written notice to us and the Trustee of the holder's exercise of the repurchase right. This notice must be accompanied by certificates evidencing the Note or Notes with respect to which the right is being exercised, duly endorsed for transfer. This notice of exercise may be withdrawn by the holder at any time on or before the close of business on the business day preceding the repurchase date.

   We will not be required to offer to repurchase the Notes upon a Change of Control if a third party makes the offer to repurchase in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to the offer to repurchase the Notes and purchases all Notes properly tendered and not withdrawn under the terms of the offer to repurchase the Notes.

   Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the convertible notes. We will comply with this rule to the extent applicable at that time.

   We may, to the extent permitted by applicable law and our other indentures, at any time purchase the Notes in the open market or by tender at any price or by private agreement. Any Note so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the Trustee for cancellation. Any Note surrendered to the Trustee may not be reissued or resold and will be canceled promptly.

   If a Change of Control were to occur, we cannot assure you that we would have sufficient funds to pay the repurchase price for all the Notes tendered by the holders. Our existing credit agreement and indentures contain, and any future other agreements relating to other indebtedness to which we become a party may contain, restrictions or prohibitions on our ability to repurchase the Notes or may provide that an occurrence of a Change of Control constitutes an event of default under, or otherwise requires payment of amounts borrowed under those agreements. If a Change of Control occurs at a time when we are prohibited from repurchasing the Notes, we could seek the consent of our then existing lenders and note holders to the repurchase of the Notes or could attempt to refinance the borrowings that contain the prohibition. If we do not obtain such a consent or repay the borrowings, we would remain prohibited from repurchasing the Notes. In that case, our failure to repurchase tendered Notes would constitute an Event of Default under the indenture and may constitute a default under the terms of other indebtedness that we may enter into from time to time.

   The repurchase rights of holders of Notes could discourage a potential acquirer. The Change of Control repurchase feature, however, is not the result of management's knowledge of any specific effort to obtain control by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of antitakeover provisions.

   Our bylaws contain a provision which limits our ability to "adopt or maintain a poison pill, shareholder rights plan, rights agreement or any other form of 'poison pill' which is designed to or which has the effect of making acquisitions of large holdings of the Corporation's shares of stock more difficult or expensive . . . unless such a plan is first approved by a majority shareholder vote" and prohibits the amendment, alteration, deletion or modification of such bylaws by the Board of Directors without prior shareholder approval. This bylaw provision raises a question as to whether the provisions of the indenture described above (the "Change of Control Provisions") constitute a 'poison pill,' "shareholder rights plan, rights agreement or any other form of 'poison pill'" (collectively, a "Poison Pill") within the meaning of this provision. See "Risk Factors -- We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture. In addition, our bylaws may not permit us to make the change of control payment even if we do have the funds." Although the matter is not free from doubt, we believe that a court, properly presented with the facts, should conclude that the change of control provisions of the indenture are not inconsistent with our bylaws. The term Change of Control is limited to specified transactions and may not include other events that might adversely affect our financial condition, nor would the requirement that we offer to repurchase the Notes upon a Change of Control necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving Fleming.

ADDITIONAL GUARANTEES

   If any of our domestic subsidiaries guarantee any of our indebtedness or the indebtedness of any Subsidiary Guarantor (other than indebtedness in an aggregate principal amount among all such subsidiaries not exceeding $10 million), we will cause any such subsidiary, to the extent such subsidiary is not already a Subsidiary Guarantor, to:

   o execute and deliver to the Trustee a supplemental indenture in form and substance reasonably satisfactory to the Trustee pursuant to which such subsidiary shall guarantee all of our obligations with respect to the Notes on a senior subordinated basis; and

   o deliver to the Trustee an opinion of counsel reasonably satisfactory to the Trustee to the effect that a supplemental indenture has been duly executed and delivered by such subsidiary and is in compliance with the terms of the indenture.

   Upon the occurrence of the sale or disposition (whether by merger, stock purchase, asset sale or otherwise) of a Subsidiary Guarantor or the sale of all or substantially all of its assets, in any such case to an entity which is not a Subsidiary Guarantor such Subsidiary Guarantor will be deemed released from its obligations under its guarantee of the Notes; provided, however, that any such termination shall occur only to the extent that all obligations of such Subsidiary Guarantor under all of its guarantees of, and under all of its pledges of assets or other security interests which secure, any of our indebtedness or the indebtedness of any of the Subsidiary Guarantors shall also terminate upon such release, sale or transfer (other than indebtedness in an aggregate principal amount among all such subsidiaries not exceeding $10 million).

CONSOLIDATION, MERGER AND SALE OF ASSETS

   We may, without the consent of the holders of any of the Notes, consolidate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to, any other person, if:

   o we are the resulting or surviving corporation or the successor, transferee or lessee, if other than us, is a corporation organized under the laws of any U.S. jurisdiction and expressly assumes our obligations under the indenture and the Notes by means of a supplemental indenture entered into with the Trustee; and

   o after giving effect to the transaction, no event of default and no event which, with notice or lapse of time, or both, would constitute an event of default, shall have occurred and be continuing.

   The foregoing shall not prohibit any of our subsidiaries from merging with and into Fleming or a merger effected solely for the purpose of reincorporating Fleming in another jurisdiction.

   Under any consolidation, merger or any conveyance, transfer or lease of our properties and assets as described in the preceding paragraph, the successor company will be our successor and shall succeed to, and be substituted for, and may exercise every right and power of, Fleming under the indenture. Except in the case of a lease, if the predecessor is still in existence after the transaction, it will be released from its obligations and covenants under the indenture and the Notes.

MODIFICATION AND WAIVER

   We and the Trustee may enter into one or more supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the Notes with the consent of the holders of at least a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note, no supplemental indenture may, among other things:

   o change the stated maturity of the principal of or any installment of interest on any Note;

   o reduce the principal amount of, or the premium or rate of interest on, any Note;

   o change the currency in which the principal of any Note or any premium or interest is payable;

   o impair the right to institute suit for the enforcement of any payment on or with respect to any Note when due;

   o  adversely affect the right provided in the indenture to convert any Note;

   o modify the provision of the indenture relating to our requirement to offer to repurchase Notes upon a Change of Control in a manner adverse to the holders of the Notes;

   o reduce the percentage in principal amount of the outstanding Notes necessary to modify or amend the indenture or to consent to any waiver provided for in the indenture; or

   o waive a default in the payment of principal of or any premium or interest on any Note.

   The holders of a majority in principal amount of the outstanding Notes may, on behalf of the holders of all Notes:

   o waive compliance by us with restrictive provisions of the indenture other than as provided in the preceding paragraph; and

   o waive any past default under the indenture and its consequences, except a default in the payment of the principal of or any premium or interest on any Note or in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding Note affected.

   Without the consent of any holders of Notes, we and the Trustee may enter into one or more supplemental indentures for any of the following purposes:

   o  to cure any ambiguity, omission, defect or inconsistency in the indenture;

   o to evidence a successor to us and the assumption by the successor of our obligations under the indenture and the Notes;

   o to make any change that does not adversely affect the rights of any holder of the Notes; or

   o to comply with any requirement in connection with the qualification of the indenture under the Trust Indenture Act.

EVENTS OF DEFAULT

   Each of the following is an "event of default:"

      (1) a default in the payment of any interest upon any of the Notes when due and payable, continued for 30 days;

      (2) a default in the payment of the principal of and premium, if any, on any of the Notes when due, including on a redemption date;

      (3) failure to pay when due the principal of or interest on indebtedness for money borrowed by us or our subsidiaries in excess of $50 million, or the acceleration of that indebtedness that is not withdrawn within 15 days after the date of written notice to us by the Trustee or to us and the Trustee by the holders of at least 25% in principal amount of the outstanding Notes;

      (4) a default by us in the performance, or breach, of any of our other covenants in the indenture which are not remedied by the end of a period of 60 days after written notice to us by the Trustee or to us and the Trustee by the holders of at least 25% in principal amount of the outstanding Notes; or

      (5) events of bankruptcy, insolvency or reorganization of Fleming or any Significant Subsidiary of Fleming.

   If an event of default described in clauses (1), (2), (3) or (4) occurs and is continuing, either the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal amount of and accrued interest on all Notes to be immediately due and payable. This declaration may be rescinded if the conditions described in the indenture are satisfied. If an event of default of the type referred to in clause (5) occurs, the principal amount of and accrued interest on the outstanding Notes will automatically become immediately due and payable.

   "Significant Subsidiary" means a "significant subsidiary" as defined in Regulation S-X under the Exchange Act.

   Within 90 days after a default, the Trustee must give to the registered holders of Notes notice of all uncured defaults known to it. The Trustee will be protected in withholding the notice if it in good faith determines that the withholding of the notice is in the best interests of the registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the Notes when due or in the payment of any redemption obligation.

   The holders of not less than a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. Subject to the provisions of the indenture relating to the duties of the Trustee, if an event of default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of the Notes unless the holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due or the right to convert a note in accordance with the indenture, no holder may institute any proceeding or pursue any remedy with respect to the indenture or the Notes unless it complies with the conditions provided in the indenture, including:

   o holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy; and

   o holders have offered the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense.

   We are required to deliver to the Trustee annually a certificate indicating whether the officers signing the certificate know of any default by us in the performance or observance of any of the terms of the indenture. If the officers know of a default, the certificate must specify the status and nature of all defaults.

BOOK-ENTRY; DELIVERY AND FORM

   We issued the Notes sold in the United States in the form of a Global Note. The Global Note was deposited with, or on behalf of, the clearing agency registered under the Exchange Act that is designated to act as depositary for the Notes and registered in the name of the depositary or its nominee. DTC is the initial depositary.

   Except as set forth below, a Global Note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

   DTC has advised us that DTC is:

   o a limited-purpose trust company organized under the laws of the State of New York;

   o  a member of the Federal Reserve System;

   o a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

   o a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

   DTC was created to hold securities of institutions that have accounts with DTC and to facilitate the clearance and settlement of securities transactions among its participants in securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include:

   o  securities brokers and dealers;

   o  banks;

   o  trust companies;

   o  clearing corporations; and

   o  certain other organizations.

   Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

   We expect that pursuant to the procedures established by DTC, (1) DTC will credit, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the Global Note to the accounts of participants and (2) ownership of beneficial interests in a Global Note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests) and the participants (with respect to the owners of beneficial interests in the Global Note other than participants). The accounts to be credited were designated by the initial purchasers of the beneficial interests. Ownership of beneficial interests in a Global Note is limited to participants or persons that may hold interests through participants.

   So long as DTC or its nominee is the registered holder and owner of a Global Note, DTC or its nominee, as the case may be, will be considered the sole legal owner of the Notes represented by the Global Note for all purposes under the indenture and the Notes. Except as set forth below, owners of beneficial interests in a Global Note are not entitled to receive definitive Notes and are not considered to be the owners or holders of any Notes under the Global Note. We understand that under existing industry practice, in the event an owner of a beneficial interest in a Global Note desires to take any action that DTC, as the holder of the Global Note, is entitled to take, DTC would authorize the participants to take the action, and that participants would authorize beneficial owners owning through the participants to take the action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in a Global Note is able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the indenture and, if applicable, those of Euroclear and Clearstream Banking.

   We will make payments of the principal of, and interest on, the Notes represented by a Global Note registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the Global Note.

   We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of DTC or its nominee. We also expect that payments by participants and indirect participants to owners of beneficial interests in a Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for accounts of customers registered in the names of nominees for these customers. The payments, however, will be the responsibility of the participants and indirect participants, and neither we, the Trustee nor any paying agent will have any responsibility or liability for:

   o any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Note;

   o maintaining, supervising or reviewing any records relating to the beneficial ownership interests;

   o  any other aspect of the relationship between DTC and its participants; or

   o the relationship between the participants and indirect participants and the owners of beneficial interests in a Global Note.

   Unless and until it is exchanged in whole or in part for definitive Notes, a Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

   Participants in DTC effect transfers with other participants in the ordinary way in accordance with DTC rules and will settle transfers in same-day funds. Participants in Euroclear and Clearstream Banking effect transfers with other participants in the ordinary way in accordance with the rules and operating procedures of Euroclear and Clearstream Banking, as applicable. If a holder requires physical delivery of a definitive Note for any reason, including to sell Notes to persons in jurisdictions which require physical delivery or to pledge Notes, the holder must transfer its interest in a Global Note in accordance with the normal procedures of DTC and the procedures set forth in the indenture.

   Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream Banking participants, on the other, are effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream Banking, as the case may be, by its respective depositary; however, these cross-market transactions require delivery of instructions to Euroclear or Clearstream Banking, as the case may be, by the counterparty in the system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream Banking, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in a Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream Banking participants may not deliver instructions directly to the depositories for Euroclear or Clearstream Banking.

   Because of time zone differences, the securities account of a Euroclear or Clearstream Banking participant purchasing an interest in a Global Note from a DTC participant is credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream Banking, as the case may be) immediately following the DTC settlement date, and the credit of any transactions interests in a Global Note settled during the processing day is reported to the relevant Euroclear or Clearstream Banking participant on that day. Cash received in Euroclear or Clearstream Banking as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream Banking participant to a DTC participant is received with value on the DTC settlement date, but is available in the relevant Euroclear or Clearstream Banking cash account only as of the business day following settlement in DTC.

   We expect that DTC will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose accounts at the DTC interests in a Global Note are credited and only in respect of the portion of the aggregate principal amount of the Notes as to which the participant or participants has or have given direction. However, if there is an event of default under the Notes, DTC will exchange the Global Notes for definitive Notes, which it will distribute to its participants. These definitive Notes are subject to certain restrictions on registration of transfers and will bear appropriate legends restricting their transfer. Although we expect that DTC, Euroclear and Clearstream Banking will agree to the foregoing procedures in order to facilitate transfers of interests in Global Notes among participants of DTC, Euroclear and Clearstream Banking, DTC, Euroclear and Clearstream Banking are under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither we nor the trustee have any responsibility for the performance by DTC, Euroclear or Clearstream Banking or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

   If DTC is at any time unwilling or unable to continue as a depositary for the Global Note or ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depositary within 90 days, we will issue definitive Notes in exchange for the Global Note. The definitive Notes will be subject to certain restrictions on registration of transfers and will bear appropriate legends concerning these restrictions.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 100,000,000 shares of common stock, par value $2.50 per share, and 2,000,000 shares of preferred stock, par value $10.00 per share. As of May 18, 2001, 43,817,882 shares of our common stock were issued and outstanding and no shares of our preferred stock were issued and outstanding.

COMMON STOCK

   Holders of our common stock are entitled to one vote for each share held with respect to all matters as to which the common stock is entitled to vote. Except as otherwise required by law, the holders of our common stock vote together with the holders of all shares of our preferred stock that are entitled to vote, and not as a separate class. Voting rights for the election of directors are noncumulative. Subject to the preferential and other dividend rights of holders of our preferred stock, holders of our common stock are entitled to receive any dividends, payable in cash, stock or otherwise, that our board of directors may declare at any time or from time to time out of legally available funds. In the event of our liquidation, dissolution or winding up, after distribution in full of any preferential or other amounts owed to holders of our preferred stock, holders of our common stock are entitled to receive all of our remaining assets, ratably in proportion to the number of shares of common stock they hold. Holders of our common stock have no conversion, preemptive or subscription rights, and shares of our common stock are not subject to redemption. All outstanding shares of our common stock are fully paid and nonassessable.

YUCAIPA WARRANT

   On March 22, 2001, we completed a $50 million investment in our common stock by an affiliate of The Yucaipa Companies, an investment group controlled by Ron Burkle. Yucaipa acquired approximately 3.8 million newly issued shares and a 12-month warrant to purchase an additional $50 million of our common stock at the then-current average market price. Our board of directors unanimously approved this transaction before Yucaipa became an "interested shareholder," as defined in Section 1090.3 of the Oklahoma Business Corporation Act. Therefore, the Yucaipa transaction was not be subject to the restrictions of Section 1090.3. For more information on the provisions of Section 1090.3 as it applies to us, see the subsection "Anti-Takeover Provisions in Our Certificate of Incorporation and Oklahoma Law."

PREFERRED STOCK

   Our certificate of incorporation authorizes our board of directors, without further action by our shareholders, to issue up to 2,000,000 shares of preferred stock in one or more series. The board is authorized to fix the powers, rights, preferences and limitations of the shares of each series of preferred stock, including the designation and number of shares of each series, the dividend rate payable on each series and whether dividends are cumulative or noncumulative, voting rights, redemption rights, the creation of a sinking fund with respect to a series, conversion rights, preference rights upon a liquidation or dissolution and the relative priority of the shares of each series to shares of other classes or series, as well as any other rights. The issuance of preferred stock could dilute the voting power of holders of our common stock, and the likelihood that holders of preferred stock will receive dividend payments and payments upon liquidation may have the effect of delaying, deferring or preventing a change in control of our company, which could depress the market price of our common stock. We have no present plans to issue any shares of preferred stock.

ANTI-TAKEOVER PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND OKLAHOMA LAW

Limitation on Shareholder Rights Plan -- Bylaws

   Our bylaws contain a provision which limits the Company's ability to "adopt or maintain a poison pill, shareholder rights plan, rights agreement or any other form of 'poison pill' which is designed to or which has the effect of making acquisitions of large holdings of the Corporation's shares of stock more difficult or expensive . . . unless such a plan is first approved by a majority shareholder vote" and prohibits the amendment, alteration, deletion or modification of such bylaw by the Board of Directors without prior shareholder approval.

Business Combinations -- Certificate of Incorporation

   Our certificate of incorporation provides that certain business combinations and transactions involving us and a holder of 10% or more of our outstanding common stock, which we refer to in our certificate of incorporation as an "interested shareholder," must be approved by the holders of at least 80% of the outstanding shares of our common stock that are not held by interested shareholders, unless:

   o three-fourths of our directors who are not affiliated with interested shareholders approve the transaction, or

   o  certain minimum price criteria and procedural safeguards are satisfied.

   If the 80% vote requirement does not apply to a given transaction, then the vote otherwise required by Oklahoma law would apply. Oklahoma law requires, except as provided in Section 1090.3 (see below) or the Oklahoma Control Shares Act (see below), the favorable vote of a majority of the outstanding shares of voting stock of a corporation to adopt a merger or consolidation, for the sale, lease or exchange of all or substantially all of the assets of the corporation, or for a reclassification, recapitalization, reorganization or similar transaction.

Business Combinations -- Oklahoma Statutes

   In addition, we are subject to Section 1090.3 of the Oklahoma General Corporation Act. In general, this statute prohibits a publicly-held Oklahoma corporation from engaging in any business combination with any interested shareholder for a period of three years following the date that the shareholder became an interested shareholder, unless:

   o prior to the date the shareholder became an interested shareholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

   o upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

   o on or subsequent to the date that the shareholder became an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock not held by the interested shareholder.

   Section 1090.3 defines "business combination" to include:

   o any merger or consolidation involving the corporation and the interested shareholder;

   o any sale, pledge, transfer or other disposition of 10% or more of the assets of the corporation involving the interested shareholder;

   o subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder; or

   o the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

   In general, Section 1090.3 defines an "interested shareholder" as any person that owns 15% or more of the outstanding voting stock of the corporation or any person affiliated with or controlling or controlled by such person.

Oklahoma Control Shares Act

   The Oklahoma Control Shares Act, if applicable, eliminates voting rights with respect to control shares after a control share acquisition unless the right to vote is approved by the affirmative vote of a majority of all voting power excluding interested shares, i.e., shares held by the acquiring person, officers of the company and any employee of the company who is also a director of the company. "Control shares" means issued and outstanding shares having 20% or more of all voting power. Certain acquisitions of control shares are excluded from the elimination of voting power provisions, e.g., shares acquired pursuant to a merger to which the company is a party to the agreement of merger.

Certificate of Incorporation -- Greenmail

   Our certificate of incorporation requires a majority of the voting power of the company to approve the purchase by the company of shares from a shareholder who owns 5% or more of our outstanding shares within two years after the person acquired such shares.

Annual Election of Directors

   Our bylaws provide that candidates for our board of directors may be nominated only by our board of directors or by a shareholder who gives written notice to us not less than 60 nor more than 90 days prior to the meeting of shareholders at which the directors are to be elected. However, directors may be elected without a meeting by unanimous written consent of the shareholders.

   Our board of directors may consist of not less than three nor more than 20 members to be determined from time to time by our board. We amended our certificate of incorporation in 1999 to phase out our classified board. The effect of this is that five of the current seven members will be up for election at our annual meeting of shareholders in 2001. After our annual meeting of shareholders in 2002, all of our directors will be of one class and serve for a term ending at the annual meeting following the annual meeting at which each director was elected. Between shareholder meetings, our board may appoint new directors to fill vacancies or newly created directorships.

Shareholder Action by Written Consent

   Our shareholders may act by written consent without a meeting if the consent or consents are signed by the holders of all of the outstanding stock entitled to vote on the matter.

LIMITATION OF LIABILITY AND INDEMNIFICATION

   Oklahoma law permits, and our certificate of incorporation contains, a provision eliminating our directors' liability to us or our shareholders for monetary damages for breach of fiduciary duty, except for liability (1) for any breach of the director's duty of loyalty to us or our shareholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or which the director knows to be a violation of law; (3) under Section 1053 of the Oklahoma General Corporation Act (generally, liability for unlawful dividends or stock repurchases); or (4) for any transaction from which the director derived an improper personal benefit. In addition, our bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by the Oklahoma General Corporation Act, but such provisions are not exclusive of other rights to indemnification pursuant to agreement, vote of shareholders or disinterested directors or otherwise. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as our directors and officers.

TRANSFER AGENT

   The transfer agent and registrar for our common stock is First Chicago Trust Company, a division of Equiserve. Its telephone number is 800-317-4445.

                             SELLING SECURITYHOLDERS

   The Notes were originally issued by Fleming and sold by the initial purchasers of the Notes in a transaction exempt from the registration requirements of the Securities Act (1) to persons reasonably believed by the initial purchasers to be qualified institutional buyers in reliance on Rule 144A under the Securities Act and (2) outside the United States pursuant to Regulation S of the Securities Act. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the Notes and shares of common stock into which the Notes are convertible.

   The following table sets forth information, as of July 13, 2001, with respect to the selling securityholders and the principal amounts of Notes beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the Notes or the common stock into which the Notes are convertible. Because the selling securityholders may offer all or some portion of the Notes or the common stock, we cannot estimate the amount of the Notes or the common stock that will be held by the selling securityholders upon termination of any of these sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their Notes since the date on which they provided the information regarding their Notes in transactions exempt from the registration requirements of the Securities Act. The percentage of Notes outstanding beneficially owned by each selling securityholder is based on $150,000,000 aggregate principal amount of Notes outstanding. The number of shares of common stock offered hereby is based on a conversion price of $30.27 per share of common stock and a cash payment in lieu of any fractional share. The percentage of common stock outstanding beneficially owned by the selling securityholders or any future transferee from any such holder assumes that they do not beneficially own any common stock other than common stock into which the Notes are convertible at a conversion price of $30.27 per share.

                                                              PRINCIPAL AMOUNT
                                                                  OF NOTES        PERCENTAGE         NUMBER OF         PERCENTAGE OF
                                                             BENEFICIALLY OWNED    OF NOTES      CONVERSION SHARES     COMMON STOCK
NAME                                                         AND OFFERED HEREBY   OUTSTANDING   THAT MAY BE SOLD(1)   OUTSTANDING(2)
----                                                         ------------------   -----------   -------------------   --------------
AAM/Zazove Institutional Income Fund L.P. .................    $  1,080,000.00           *              35,679               *
AFTRA Health Fund. ........................................    $    340,000.00           *              11,232               *
ALPHA U.S. Sub Fund VIII LLC ..............................    $    120,000.00           *               3,964               *
Associated Electric & Gas Insurance Services Limited ......    $    150,000.00           *               4,955               *
Bancroft Convertible Fund, Inc. ...........................    $  1,000,000.00           *              33,036               *
Bank Austria Cayman Island, Ltd. ..........................    $  6,800,000.00        4.53%            224,645               *
Calamos Market Neutral Fund-- Calamos Investment
  Trust ...................................................    $  2,100,000.00        1.40%             69,376               *
Chrysler Corporation Master Retirement Trust ..............    $  2,075,000.00        1.38%             68,550               *
Consulting Group Capital Markets Fund .....................    $    320,000.00           *              10,572               *
Delta Air Lines Master Trust ..............................    $    480,000.00           *              15,857               *
Delta Pilots D & S Trust ..................................    $    460,000.00           *              15,197               *
Ellsworth Convertible Growth and Income Fund, Inc. ........    $  1,000,000.00           *              33,036               *
First Union International Capital Markets, Inc. ...........    $  6,500,000.00        4.33%            214,734               *
Global Bermuda Limited Partnership ........................    $  1,500,000.00        1.00%             49,554               *
HFR Master Fund, Ltd. .....................................    $    400,000.00           *              13,214               *
Highbridge International LLC ..............................    $ 13,350,000.00        8.90%            441,031               *
KBC Financial Products USA ................................    $  1,000,000.00           *              33,036               *
Lakeshore International Ltd. ..............................    $  3,500,000.00        2.33%            115,626               *
LDG Limited ...............................................    $    300,000.00           *               9,911               *
Leonardo, L.P. ............................................    $ 21,700,000.00       14.47%            716,881            1.61%
Lexington Vantage Fund, Ltd. ..............................    $    200,000.00           *               6,607               *
Lipper Convertibles, L.P. .................................    $  7,000,000.00        4.67%            231,252               *
Mainstay Convertible Fund .................................    $  4,950,000.00        3.30%            163,528               *
Mainstay VP Convertible Portfolio .........................    $  1,240,000.00           *              40,965               *
McMahan Securities Co., L.P. ..............................    $  1,850,000.00        1.23%             61,117               *
Merced Partners Limited Partnership .......................    $  4,000,000.00        2.66%            132,144               *
Motion Picture Industry Health Plan-- Active Member
  Fund ....................................................    $    245,000.00           *               8,094               *
Motion Picture Industry Health Plan-- Retiree Member
  Fund ....................................................    $    120,000.00           *               3,964               *
New York Life Separate Account #7 .........................    $    670,000.00           *              22,134               *
OCM Convertible Trust .....................................    $    710,000.00           *              23,455               *
Onex Industrial Partners Limited ..........................    $  1,950,000.00        1.30%             64,420               *
Paloma Securities LLC .....................................    $  1,900,000.00        1.27%             62,768               *
Partner Reinsurance Company Ltd. ..........................    $    405,000.00           *              13,380               *
Pebble Capital Inc. .......................................    $    750,000.00           *              24,777               *
Ramius Capital Group ......................................    $  1,000,000.00           *              33,036               *
RCG Latitude Master Fund ..................................    $  1,200,000.00           *              39,643               *
Salomon Smith Barney, Inc. ................................    $     50,000.00           *               1,652               *
San Diego County Employees Retirement Association .........    $  1,750,000.00        1.17%             57,813               *
Silver Creek Limited Partnership ..........................    $  1,200,000.00           *              39,643               *
Silver Creek II Limited ...................................    $  4,100,000.00        2.73%            135,448               *
State Employees' Retirement Fund of the State of
  Delaware ................................................    $  1,045,000.00           *              34,523               *
State of Connecticut Combined Investment Funds ............    $  2,265,000.00        1.51%             74,827               *
The Class IC Company, Ltd. ................................    $  2,500,000.00        1.67%             82,590               *
TQA Master Fund, Ltd. .....................................    $  6,600,000.00        4.40%            218,038               *
TQA Master Plus Fund, Ltd. ................................    $  2,500,000.00        1.67%             82,590               *

                                                              PRINCIPAL AMOUNT
                                                                  OF NOTES        PERCENTAGE         NUMBER OF         PERCENTAGE OF
                                                             BENEFICIALLY OWNED    OF NOTES      CONVERSION SHARES     COMMON STOCK
NAME                                                         AND OFFERED HEREBY   OUTSTANDING   THAT MAY BE SOLD(1)   OUTSTANDING(2)
----                                                         ------------------   -----------   -------------------   --------------
Vanguard Convertible Securities Fund, Inc. ................    $  2,450,000.00        1.63%             80,938               *
Zazove Hedged Convertible Fund, L.P. ......................    $  1,200,000.00           *              39,643               *
Zurich HFR Calamos Holdings Limited .......................    $     80,000.00           *               2,643               *
Zurich Institutional Benchmarks Master Fund, Ltd. .........    $  1,120,000.00           *              37,000               *
Any other holder of notes or future transferee, pledgee,
  donee or successor of any holder(3) .....................    $ 30,775,000.00       20.52%          1,016,683            2.32%
     TOTAL ................................................    $150,000,000.00      100.00%          4,955,401           10.16%

------------

 * Less than one percent of Notes or common stock outstanding, as applicable.

(1) Consists of shares of common stock issuable upon conversion of the Notes, assuming a conversion price of $30.27 and a cash payment in lieu of any fraction share interest. The conversion price is subject to adjustment as described under "Description of Notes -- Conversion Rights."

(2) Calculated based on Rule 13d-3(d)(i) under the Securities Exchange Act of 1934 using 43,817,882 shares of common stock outstanding as of May 18, 2001. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's Notes. However, we did not assume the conversion of any other holder's Notes.

(3) Information about other selling securityholders will be set forth in prospectus supplements, if required.

   None of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with Fleming or any of its predecessors or affiliates within the past three years.

   The initial purchasers purchased all of the Notes from us in a private transaction in March 2001. All of the Notes were "restricted securities" under the Securities Act prior to this registration. The selling securityholders have represented to us that they purchased the Notes for their own account for investment only and not with a view toward selling or distributing them, except pursuant to sales registered under the Securities Act or exempt from such registration.

   Information concerning other selling securityholders will be set forth in prospectus supplements from time to time, if required. Information concerning the securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion price, and therefore, the number of shares of common stock issuable upon conversion of the Notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of Notes and the number of shares of common stock into which the Notes are convertible may increase or decrease.

                              PLAN OF DISTRIBUTION

   The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors may sell the Notes and/or the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

   The Notes and the common stock may be sold in one or more transactions at:

   o  fixed prices,

   o  prevailing market prices at the time of sale,

   o  prices related to the prevailing market prices,

   o  varying prices determined at the time of sale, or

   o  negotiated prices.

   These sales may be effected in transactions:

   o for the common stock, on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the New York Stock Exchange,

   o  in the over-the-counter market,

   o otherwise than on such exchanges or services or in the over-the-counter market,

   o through the writing of options, whether the options are listed on an options exchange or otherwise, or

   o  through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

   In connection with the sale of the Notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the Notes and the underlying common stock short and deliver these securities to close out such short positions, or loan or pledge the Notes or the underlying common stock to broker-dealers that in turn may sell these securities.

   The aggregate proceeds to the selling securityholders from the sale of the Notes or the underlying common stock offered by them hereby will be the purchase price thereof less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

   Our outstanding common stock is listed for trading on the New York Stock Exchange. We do not intend to list the Notes for trading on any national securities exchange or on the Nasdaq National Market and we cannot assure you that any trading market for the Notes will develop.

   In order to comply with the securities laws of some states, if applicable, the Notes and the underlying common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Notes may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

   The selling securityholders and any broker-dealers or agents that participate in the sale of the Notes and the underlying common stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Profits on the sale of the Notes and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling securityholders may be deemed to be "underwriters," they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

   The selling securityholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

   To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling securityholders.

   A selling securityholder may decide not to sell any Notes or the underlying common stock described in this prospectus. We cannot assure you that any selling securityholder will use this prospectus to sell any or all of the Notes or the underlying common stock. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a selling securityholder may transfer, devise or gift the Notes and the underlying common stock by other means not described in this prospectus.

   With respect to a particular offering of the Notes and the underlying common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

   o  the specific Notes or common stock to be offered and sold,

   o  the names of the selling securityholders,

   o the respective purchase prices and public offering prices and other material terms of the offering,

   o  the names of any participating agents, broker-dealers or underwriters, and

   o any applicable commissions, discounts, concessions and other items constituting, compensation from the selling securityholders.

   We entered into the registration rights agreement for the benefit of holders of the Notes to register their Notes and the underlying common stock under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that the selling securityholders and Fleming will indemnify each other and their respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the Notes and the underlying common stock, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the selling securityholders incidental to the registration, offering and sale of the Notes and the underlying common stock to the public, but each selling securityholder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

   The following is a summary of the material United States federal income tax considerations relating to the purchase, ownership and disposition of the notes and common stock into which notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change or differing interpretation possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service (the "IRS") or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

   This discussion applies to you only if you hold the notes and the common stock into which such notes are convertible as capital assets. This discussion also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to your particular circumstances or if you are a taxpayer subject to special tax rules, including, without limitation:

   o  a bank;

   o  a holder subject to the alternative minimum tax;

   o  a tax-exempt organization;

   o  an insurance company;

   o a foreign person or entity (except to the extent specifically set forth below);

   o  a dealer in securities or currencies;

   o a person that will hold notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes; or

   o a person deemed to sell notes or common stock under the constructive sale provisions of the Internal Revenue Code.

   YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. HOLDERS

   For purposes of this summary, a "U.S. holder" means:

      1. an individual citizen or resident of the United States;

      2. a corporation (or an entity treated as a corporation) or partnership created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

      3. an estate, the income of which is subject to United States federal income taxation regardless its source; or

      4. a trust subject to the primary supervision of a United States court and the control of one or more United States persons.

   In addition, if a holder is an entity treated as a partnership for United States federal income tax purposes, the tax treatment of each partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership which holds notes or common stock, you should consult your tax advisor.

   TAXATION OF INTEREST.

   You must include interest paid on the notes as ordinary income at the time it is received or accrued, in accordance with your regular method of accounting for United States federal income tax purposes.

   TAXATION OF MARKET DISCOUNT.

   The market discount rules discussed below apply to any note purchased after original issue at a price less than its stated redemption price at maturity.

   If you purchase a note at a market discount, you generally will be required to treat any principal payments on, or any gain on the disposition on maturity of, such note as ordinary income to the extent of the accrued market discount (not previously included in income) at the time of such payment or disposition. In general, subject to a de minimis exception, market discount is the amount by which the note's stated redemption price at maturity exceeds your basis in the note immediately after the note is acquired. A note is not treated as purchased at a market discount, however, if the market discount is less than 0.25 percent of the stated redemption price at maturity of the note multiplied by the number of complete years to maturity from the date when you acquired the note. Market discount on a note will accrue on a straight-line basis, unless you elect to accrue such discount on a constant yield to maturity basis. This election is irrevocable and applies only to the note for which it is made. You may also elect to include market discount in income currently as it accrues. This election, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If you acquire a note at a market discount and dispose of such note in any non-taxable transaction (other than a nonrecognition transaction defined in section 1276(c) of the Internal Revenue Code), accrued market discount will be includable as ordinary income to you as if you had sold the note at its fair market value. You may be required to defer until the maturity of the note or, in certain circumstances, its earlier disposition the deduction of all or a portion of the interest expense attributable to debt incurred or continued to purchase or carry a note with market discount, unless an election to include the market discount on a current basis is made.

   TAXATION OF AMORTIZABLE BOND PREMIUM.

   If you purchase a note for an amount in excess of its stated redemption price at maturity, you will generally be considered to have purchased the note with "amortizable bond premium." The amount of amortizable bond premium is computed based on the redemption price on an earlier call date if such computation results in a smaller amortizable bond premium attributable to the period of such earlier call date. You generally may elect to amortize such premium using the constant yield to maturity method. The amount amortized in any year will generally be treated as a reduction of your interest income on the note. If the amortizable bond premium allocable to a year exceeds the amount of interest allocable to that year, the excess would be allowed as a deduction for that year but only to the extent of your prior interest inclusions on the note. If you do not make such an election, the premium on a note will decrease the gain or increase the loss otherwise recognized on the sale, redemption, retirement or other disposition of the note. The election to amortize the premium on a constant yield to maturity method, once made, generally applies to all bonds held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies. You may not revoke this election without the consent of the IRS.

   SALE, EXCHANGE OR REDEMPTION OF THE NOTES.

   Upon the sale, exchange (other than a conversion) or redemption of a note, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without generating further income) and (ii) your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal the cost of the note, increased by market discount previously included in income, if any, and reduced by any bond premium previously amortized. Subject to the market discount rules discussed above, such capital gain or loss will be long-term capital gain or loss if you have held the note for more than one year at the time of sale, exchange or redemption. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a maximum tax rate of 20%. The deductibility of capital losses is subject to limitations.

   CONVERSION OF THE NOTES.

   You generally will not recognize any income, gain or loss upon conversion of a note into common stock except with respect to cash received in lieu of a fractional share of common stock. Your tax basis in the common stock received on conversion of a note will be the same as your adjusted tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the common stock received on conversion will generally include the holding period of the note converted. However, your tax basis in shares of common stock considered attributable to accrued interest generally will equal the amount of such accrued interest included in income, and the holding period for such shares shall begin on the date of conversion.

   Cash received in lieu of a fractional share of our common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, you will generally recognize capital gain (measured by the difference between the cash received for the fractional share and your adjusted tax basis in the fractional share) upon the receipt of cash in lieu of a fractional share of common stock.

   DIVIDENDS.

   Distributions, if any, made on our common stock after a conversion generally will be included your income as ordinary dividend income to the extent of our current or accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your basis in the common stock and thereafter as capital gain.

   Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. However, adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to our stockholders) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to have received constructive distributions taxable as dividends to the extent of our current and accumulated earnings and profits even though you have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may result in taxable dividend income to you.

   SALE, EXCHANGE OR REDEMPTION OF COMMON STOCK.

   Upon the sale, exchange or redemption of common stock you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) your adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period in common stock is more than one year at the time of the sale, exchange or redemption. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a maximum rate of tax of 20%. Your basis and holding period in common stock received upon conversion of a note are determined as discussed above under "Conversion of the Notes." The deductibility of capital losses is subject to limitations.

   BACKUP WITHHOLDING AND INFORMATION REPORTING.

   Backup withholding of United States federal income tax at a maximum rate of 31% may apply to payments pursuant to the terms of a note or common stock if you are a U.S. holder and not an "exempt recipient" and if you fail to provide certain identifying information (such as your TIN) in the manner required. Generally, individuals are not exempt recipients. Corporations are exempt recipients, whereas other entities may be exempt recipients. Payments made in respect of a note or common stock must be reported to the IRS, unless you are an exempt recipient or otherwise establish an exemption. Any amount withheld from a payment to you under the backup withholding rules is allowable as a refund or credit against your United States federal income tax, provided that the required information is furnished to the IRS in a timely manner.

NON-U.S. HOLDERS

   For purposes of this discussion, a "non-U.S. holder" means a holder that is not a U.S. holder. In general, subject to the discussion below concerning backup withholding:

   TAXATION OF INTEREST.

   Payments of principal or interest on the notes by us or any paying agent to a beneficial owner of a note that is a non-U.S. holder will not be subject to United States withholding tax, provided that, in the case of interest:

      1. you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

      2. such non-U.S. holder is not a "controlled foreign corporation" with respect to which we are a "related person;"

      3. you are not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of your trade or business; and

      4. certain certification requirements are satisfied.

   To satisfy the certification requirements referred to in (4) above, either
(i) the beneficial owner of a note must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is a non-U.S. holder and must-provide such owner's name and address, and United States taxpayer identification number, if any, or (ii) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business (a "Financial Institution") and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such certificate has been received from the beneficial owner and must furnish the payor with a copy thereof. Such requirement will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN or successor form, under penalties of perjury, that it is a non-U.S. holder and provides its name and address or any Financial Institution holding the note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy thereof). The applicable regulations generally also require, in the case of a note held by a foreign partnership, that:

      1. the certification described above be provided by the partners; and

      2. the partnership provide certain information, including, under certain circumstances, a United States taxpayer identification number.

   Further, a look-through rule will apply in the case of tiered partnerships. Prospective investors should consult their tax advisors regarding the certification requirements for non-U.S. holders.

   Interest on notes not excluded from United States withholding tax as described above generally will be subject to United States withholding tax at a 30% rate, except where an applicable United States income tax treaty provides for the reduction or elimination of such withholding tax (and you provide the appropriate certification) or if interest on the Note is effectively connected with your conduct of a trade or business in the United States, which is described more fully below.

   SALE, EXCHANGE OR REDEMPTION OF THE NOTES OR COMMON STOCK.

   You will not be required to pay United States federal income tax on gains realized on the sale, exchange or redemption of such note or common stock (except with respect to accrued and unpaid interest, which would be taxable as described above) unless:

      1. you are an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met;

      2. such gain is effectively connected with your conduct of a trade or business in the United States and, if certain United States income tax treaties apply, is attributable to a United States permanent establishment maintained by you;

      3. you are subject to Code provisions applicable to certain United States expatriates; or

      4. in the case of common stock held by you, we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or period that you held our common stock. We do not believe that we are currently, and do not anticipate becoming, a United States real property corporation. Even if we were, or were to become, a United States real property holding corporation, no adverse tax consequences would apply to you if you hold, directly and indirectly, at all times during the applicable period, less than five percent of our common stock, provided that our common stock was regularly traded on an established securities market.

   CONVERSION OF THE NOTES.

   You generally should not be required to pay United States federal income tax on the conversion of a note into common stock. To the extent you receive cash in lieu of a fractional share of common stock upon conversion, you may be subject to the rules described above with respect to the sale, exchange or redemption of a note or common stock. See "Non-U.S. Holders -- Sale, Exchange or Redemption of the Notes or Common Stock" above.

   DIVIDENDS.

   Distributions on common stock after conversion will constitute a dividend for United States federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. Dividends generally will be subject to United States withholding tax at a 30% rate, except where an applicable United States income tax treaty provides for the reduction or elimination of such withholding tax.

   The conversion price of the notes is subject to adjustment in certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution to you. See "U.S. Holders -- Dividends" above. In such case, the deemed distribution would be subject to the rules described above regarding United States withholding tax on dividends.

   INCOME OR GAINS EFFECTIVELY CONNECTED WITH A UNITED STATES TRADE OR BUSINESS.

   If you are engaged in a trade or business in the United States and if interest on the note, dividends on the common stock, or gain realized on the sale, exchange or other disposition of the note or common stock is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by you in the United States), you, although exempt from United States withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be required to pay United States federal income tax on such interest, dividends or gain on a net income basis in the same manner as if you were a U.S. holder. In lieu of the certificate described above, you would be required, under currently effective Treasury Regulations, to provide us with a properly executed IRS Form W-8ECI or successor form in order to claim an exemption from United States withholding tax. In addition, if you are a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable United States income tax treaty) of a portion of your effectively connected earnings and profits for the taxable year.

   UNITED STATES FEDERAL ESTATE TAX.

   A note held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) will not be subject to United States federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual's death, payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the United States. Common stock held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) will be included in such individual's estate for United States federal estate tax purposes, unless an applicable estate tax treaty otherwise applies.

   BACKUP WITHHOLDING AND INFORMATION REPORTING.

   You may have to comply with specific certification procedures to establish that you are not a United States person in order to avoid backup withholding tax requirements with respect to payments of principal and interest on the notes or dividends on the common stock. In addition, we may be required to report annually to the IRS and to you the amount of, and the tax withheld respect to, any interest or dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides.

   Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your United States federal income tax provided that the required information is furnished to the IRS in a timely manner.

   THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, YOU ARE URGED TO CONSULT YOUR TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS TO YOU OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK INTO WHICH THE NOTES ARE CONVERTIBLE, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

                                  LEGAL MATTERS

   Certain legal matters in connection with the Notes offered hereby will be passed upon for us by Latham & Watkins, San Francisco, California and McAfee & Taft, Oklahoma City, Oklahoma.

                              INDEPENDENT AUDITORS

   The consolidated financial statements incorporated in this prospectus by reference from Fleming's Annual Report on Form 10-K for the year ended December 30, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference.

                           INCORPORATION BY REFERENCE

   We have elected to "incorporate by reference" certain information into this prospectus, which means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus.

   We incorporate by reference:

   o Our Annual Report on Form 10-K for the fiscal year ended December 30, 2000 filed with the SEC on March 23, 2001, as amended by our Amended Annual Report on Form 10-K/A filed with the SEC on March 23, 2001, including the information specifically incorporated by reference into our Form 10-K from our Proxy Statement for our 2001 Annual Meeting of Shareholders, filed with the SEC on March 28, 2001;

   o Our Quarterly Report on Form 10-Q for the quarter ended April 21, 2001 filed with the SEC on May 29, 2001;

   o  Our Current Report on Form 8-K filed with the SEC on July 12, 2001;

   o  Our Current Report on Form 8-K filed with the SEC on March 16, 2001;

   o  Our Current Report on Form 8-K filed with the SEC on March 13, 2001; and

   o The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on April 19, 1983, including any amendments or reports filed for the purpose of updating such description.

   We are also incorporating by reference all other reports that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date of completion of the sale of securities covered by this prospectus.

   You may obtain copies of these documents from us without charge by writing to us at Fleming Companies, Inc., 1945 Lakepointe Drive, Box 299013, Lewisville, Texas 75029, or calling us at (972) 906-8000.

                       WHERE YOU CAN FIND MORE INFORMATION

   We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (File No. 001-08140). Accordingly, we file annual, quarterly and periodic reports, proxy statements and other information with the SEC relating to our business, financial statements and other matters. You may read and copy any documents we have filed with the SEC at prescribed rates at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain copies of these materials at prescribed rates by writing to the SEC's Public Reference Section at the address above, or by calling (800) SEC-0330. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov. Information contained in our web site is not part of this prospectus.


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

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                         [FLEMING COMPANIES, INC. LOGO]






                                  $150,000,000





                             FLEMING COMPANIES, INC.




              5.25% Convertible Senior Subordinated Notes Due 2009 Shares of Common Stock Issuable Upon Conversion of the Notes




                                ----------------

                                   PROSPECTUS

                                ----------------






   YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

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